Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LEVELS Network, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169
levels.one

Up to $1,069,974.60 in Voting Common Stock at $31.80
Minimum Target Amount: $9,985.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: LEVELS Network, Inc.
Address: 3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169
State of Incorporation: DE
Date Incorporated: October 23, 2020

Terms:

Equity

Offering Minimum: $9,985.20 | 314 shares of Voting Common Stock
Offering Maximum: $1,069,974.60 | 33,647 shares of Voting Common Stock
Type of Security Offered: Voting Common Stock
Purchase Price of Security Offered: $31.80
Minimum Investment Amount (per investor): $159.00

Votings Rights of Securities Sold in this Offering

Irrevocable Proxy. Each Subscriber hereby irrevocably and unconditionally makes, constitutes and appoints each of (i) Andreas Weishaupt or his successor or replacement as a director on the Board of Directors of the Company (collectively, 'Weishaupt") as to 80% of such Subscriber's Securities (the "Weishaupt Securities") and (ii) Jonas Frey or his successor or replacement as a director on the Board of Directors of the Company (collectively, "Frey") as to 20% of such Subscriber's Securities (the "Frey Securities"), as such Subscriber's sole and exclusive true and lawful proxy and attorney-in fact and proxy with respect to the Weishaupt Securities and the Frey Securities, respectively, for the duration of the Proxy Term, each with the power to act alone and with full power of substitution and re-substitution, to, consistent with this instrument and on behalf of such Subscriber and in such Subscriber's name, place and stead, (i) vote (and consent with respect to) the Weishaupt Securities or Frey Securities, as applicable, including, without limitation, to vote at every annual, special or adjourned meeting of stockholders of the Company and to execute and deliver every consent in lieu of such a meeting, in each case, in a manner Weishaupt or Frey, as the case may be, deems in his sole and absolute discretion appropriate, (ii) give and receive notices and communications, (iii) execute and delivery any instrument or document that the Weishaupt or Frey, as applicable, determines in his sole and absolute discretion to be necessary or appropriate in the exercise of his authority under this instrument, and (iv) take all actions necessary or appropriate in the sole discretion of Weishaupt or Frey, as applicable, for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are irrevocable and coupled with an interest sufficient in law to support an irrevocable power. Upon the execution of this Agreement, any and all prior proxies given by any Subscriber with respect to any Securities are hereby revoked and, subject to the terms and conditions set forth in this Agreement, each Subscriber agrees not to grant during the Proxy Term any subsequent proxies with respect to the Weishaupt Securities or Frey Securities if and to the extent inconsistent with this Section. The proxy and power, so long as the Subscriber is an individual, will survive the death, disability, incapacity, incompetency, insolvency, and bankruptcy of the Subscriber and, so long as the Subscriber is an entity, will survive the insolvency, bankruptcy, merger or reorganization of the Subscriber or any other entity holding the Securities. The proxy and power granted hereby shall continue in full force and effect until the expiration of the "Proxy Term" which for purposes of this Section means the period from and after the date of this Agreement through (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or (ii) the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock, whichever occurs first.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

All Investors:

All investors will recieve the LEVELS Investors Badge which allows access to beta functions, a line of communication to management to suggest features and enables users to grow a follower base more quickly than others.

The Perks details are:

• Access to the LEVELS Investor communities. LEVELS Management will read threads on #InvestorImprovementIdeas every work day.

• Real-Time Access to Beta-Functions.

• At the moment the general public cannot upload videos or post links in the LEVELS social network, these postings tend to be the most interactive and are currently restricted to a very small set of power users.

This permission set will allow early users to create large follower bases much quicker than other users.

This permission set will set you up to become an influencer on LEVELS with more followers than others as you don't have to compete with everyone else on the network to create great content.

• 10 NFC-Personalized Paper Profile Cards

• Personalized Phone Wallpaper

Early Bird

• First 96 hours - Friends and Family | 20% bonus shares

• Next 96 hours - Super Early Bird | 10% bonus

- Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

- **$500+ (Tier 1 perk)**
- Demi Level
- $500 Advertising Credit

- **$1,350 (Tier 2 perk)**
- Imperial Level
- $1500 Advertising Credit

- **$5,000+ (Tier 3 perk)**
- Magnum Level
- $6,250 Advertising Credit

- **$10,000+ (Tier 4)**
- Jeroboam Level
- $15,000 Advertising Credit

- **$25,000+ (Tier 5)**
- Methusalem Level

o Exemplary Perk: Managed Access in High-End Restraurants world wide

- $40,000 Advertising Credit

- **$50,000+ (Tier 6)**
- Methusalem Level
- $100k Advertising Credit

• $100,000+ (Co-Founder status)

• Salmanazar Level

• $250k Advertising Credit

• 100 Metal LEVELS Personalized Profile Card

• Rose-colored for Women (if desired)

• Black for Men (if desired)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hylio, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $385. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

LEVELS is a social network of people who share perks with each other.

We provide a payment function for automatic perk redemption, the 35k+ people who use LEVELS don't wait to pay, they just get up and go when they are done transacting and get their discounted receipts on their phones.

Due to the comprehensive data we have on our users purchasing and app-browsing behavior we will predict new revenue for merchants by using organic posts about those companies on our platform.

We will solve the problem that more than half of all (US) small businesses cannot take advantage of the highly efficient online advertising offerings available today.

LEVELS Headquarters:

The LEVELS Headquarters are located in 3960 Howard Hughes Parkway Suite 500, Las Vegas, NV 89158.

Pre-Corona the majority (~20 Staff) incl. me the CEO and Co-Founder were located phyiscially at 2300 W Sahara Ave, Las Vegas, NV 89169, during the pandemic we transitioned to 100% homeoffice and reopened hybrid office operations at the Howard Hughes location in Q3/20.

We are planning to resume 100% in person office operations on site in Las Vegas only in Q2/21.

We have legacy employees located in Munich, Germany with no physical location remaining. We were planning to relocate four employees from Germany to the US pre-corona. One visa was already issued when the border was closed to EU immigrants. We have resumed the process after the Biden Administration started lifting bans.

History:

LEVELS Network, Inc (hereafter referred to as the "Company"), was incorporated as LEVELS, Inc in the State of Nevada on August 24, 2020. On October 22, 2020 the Company converted from a Nevada corporation to a Delaware corporation becoming LEVELS Network, Inc. The Company is a social network of people who share perks with each other. The Company provides a payment function for automatic perk redemption.

The Company has executed an Asset Purchase Agreement in March 2021 with LEVELS GmbH & Co. KG, a Germany limited partnership in which the general party is a Germany limited liability company ("Parent") and Levels of North America Inc., a Nevada corporation ("Subsidiary" and together with Parent, "Seller"). The Company and Seller have common ownership and management. The Asset Purchase Agreement includes a 10-Year, $12,000,000 note payable due to the Seller and will transfer all necessary software platfroms, trademarks, contracts (Including but not limited to: Marqeta Virtual Debit Card Creation, Global One, Stripe), technical (Web, Desktop, iOS & Android Clients), data (Including but not limited to: Users, Postings, Transaction Data) and key employee contracts assets to the Company. The Seller will be guaranteeing that the assets will be free of liens or other interests.

LEVELS of North America, Inc. and LEVELS GmbH & Co. KG are scheduled to become non-operating entities in 2021.

Competitors and Industry

Industry:

We are a social network with a payment function, our business model is the sale of predictive advertisments.

We are looking to disrupt the online-marketing industry by selling ads, that predict the outcome before booking or even making an ad.

As the online markting market for offline-businesses is relatively uncompeted for, we are starting with offline online businesses and will move into the e-commerce space after proving advertising sale success in offline businesses.

Ca. 13M businesses do not market online, the 17M businesses who do market online spend an average of $4.8k per year on online marketing.

The marketsize we identified is ~$63B/p.Y. in the US alone based on roughly 40% of offline businesses who do not utilize online marketing channels.

The most dominating players in the industry who are competing for offline on-premise businesses are various scattered Print, Radio and TV Advertisment Channels.

The companies who do use online marketing rely on Facebook and Google who own more than 80% of the online market share.

Both companies do not have a predicitve and offline-revenue trackable product.

Consumer View:

We are competing for the time spent on social media with Facebook/Instagram, TikTok and other Social Media outlet's. Our competitors also include Google Ads and Facebook Ads.

We are competing for bookings with OpenTable in the restaurant space, with Expedia & Booking.com for hotel bookings.

In more than 10 other verticals there are no single large identified booking platforms.

Merchant Side:

We are competing with above mentioned companies and TV, Print and Radio Channels for advertising dollars.

Current Stage and Roadmap

Current Stage:

We have completed our more than two year long market research, fully developed an Android & iOS-App, Mobile Web and Desktop Web Client which talk to a fully implemented Back-End hosted on scalable AWS infrastructure. More than $2M in transactions of our proprietary, contact and waitless get up and go function have been completed.

LEVELS Platform Structure:

The LEVELS Social Network consist of a Newsfeed, User-Profiles, Location Profiles, Communities and so-called Badge Profiles.

The main functions on the app are:

Discover:

Let's users explore the levels content such as badges, communities with forums and live-chats

or the LEVELS Map which lists all LEVELS Partners either as a list or a map view.

When a taps on a location name they can not only see social information about that location but also

book it right on the platform and pay for their offline transaction using the LEVELS App.

This payment processes is dubbed 'Get Up and Go' within the LEVELS app, as users don't wait to pay but can just

leave after they are done transaction without having to wait for a check to be presented to them, while redeeming perks

granted to them by their badge profile.

Chat:

Allows users to instant message via text, voice or images 1:1 or in groups or with dedicated concierge services offered through the levels platform.

Account:

Lists users transactions, available perks and payment methods.

User Profile:

Allows users to adjust their user profile and see who looked at their profile.

Toplist:

Shows the most active users in various segments on LEVELS.

100% of the above mentioned platform is operational and on the market and used daily by the active userbase.

We entered the growth phase last year and scaled from ca. 1k users to >35k users in 2020.

Roadmap:

Our roadmap is laid out in five consecutive milestones which are tied to our stock restriction agreement which sets forth a vesting schedule upon milestone completion, this is mentioned here as I want to stress the weight of the milestones, should we fail to achieve them the co-founder and CEO will lose stock significantly.

Please note the below is our plan and is not a guarantee.

Milestone 1: 9 months after Series A Completion consisting of two rounds, Reg CF and Reg A+ in 2021.

Within any rolling consecutive 30-day period 500,000 individual users must have logged on to LEVELS. A user has logged on to LEVELS once they have seen the newsfeed in one of the Company's clients:

• iOS/Android App

• Web

Plan for achievement:

Successfully scale advertising efforts as proven in 2020, reduce price of user acquisition by raising our overall virality factor and maintain 30% activation message success rate.

Milestone 2: 21 months after Series A Completion

Within any rolling consecutive 7-day period an average overall daily transaction volume of $3,000,000 or more must have been achieved.

Plan for achievement:

Successfully scale to 2.6M users with an overall daily transaction rate of 1.5% of the userbase while maintaining an average ticket of $75 or above.

Milestone 3: 26 months after Series A Completion

Within any rolling consecutive 7-day period an average daily advertising or subscription transaction volume of $1,000,000 or more must have been achieved.

Plan for achievement:

Reach 80% revenue prediction accuracy by analyzing the now more than 1M monthly transactions. (Achievement of Milestone 2 will put us at around 40k transactions per day.)

Our sales process acquires the contact information of thousands of partners our platform transacts with.

When our algorithm recognizes an 80%+ chanced revenue opportunity our sales staff will call the partner and will present our offer as such:

"Based on the reactions to postings about your venue on LEVELS, we will be able to highlight those postings about you on the network and send you revenue in excess of $[REVENUENUMBER]. Would you like to accept this revenue opportunity? We will only charge you $[FEE] if we meet our prediction."

This process will be executed by sales staff until the partner is set up for automated acceptance.

We will reach the goal of $1M in ad-revenue per day if we reach 10k partners who spend and average of $100 per day in automatically accepted revenue opportunities.

Please note that all the milestones listed above are future goals and plans, they are not guarantees. As of company continues to grow, these are subject to change.

The Team

Officers and Directors

Name: Jonas Frey

Jonas Frey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and President
  Dates of Service: October 23, 2020 - Present
  Responsibilities: • Leadership and hiring of the international Management-Team consisting of CIO/CTO, CFO and soon CMO • Oversight of international expansion strategy • Creating, maintaining and controlling WW business plans • Reporting to investors • Raising capital • Creative Direction

Other business experience in the past three years:

- **Employer:** LEVELS GmbH & Co. KG
  Title: Chief Executive Officer and President
  Dates of Service: March 17, 2016 - Present
  Responsibilities: • Leadership and hiring of the international Management-Team consisting of CIO/CTO, CFO and soon CMO • Oversight of international expansion strategy • Creating, maintaining and controlling WW business plans • Reporting to investors • Raising capital • Creative Direction. This entity will be phased out in 2021.

Name: Maximilian Behn

Maximilian Behn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CIO
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Development of Software and Development Infrastructure; Development and Structuring of Development Department; Development and Structuring of Concierge & Support Team; Development Manager LEVELS Platform (creating implementation concept, Definition of Acceptance Criteria, Roadmap Planning, Product Quality Assurance, Release Planning, Analysis of User Metrics); Management and Staff responsibility for the LEVELS Munich Office; Introduction and Oversight of Accounting processes

Other business experience in the past three years:

- **Employer:** LEVELS GmbH & Co. KG
  Title: CIO
  Dates of Service: December 01, 2016 - Present
  Responsibilities: Development of Software and Development Infrastructure; Development and Structuring of Development Department; Development and Structuring of Concierge & Support Team; Development Manager LEVELS Platform (creating implementation concept, Definition of Acceptance Criteria, Roadmap Planning, Product Quality Assurance, Release Planning, Analysis of User Metrics); Management and Staff responsibility for the LEVELS Munich Office; Introduction and Oversight of Accounting processes. This entity will be phased out in 2021.

Name: Andreas Weishaupt

Andreas Weishaupt's current primary role is with Andreas Weishaupt Beteiligung GmbH. Andreas Weishaupt currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2020 - Present
  Responsibilities: No operational responsibility

Other business experience in the past three years:

- **Employer:** Andreas Weishaupt Beteiligung GmbH
  Title: Founder and Owner
  Dates of Service: February 03, 2009 - Present
  Responsibilities: Operates the Holding Company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company is highly speculative and involves a high degree of risk. Only those investors who can bear the risk of loss of their entire investment should participate. In addition to the other information in the Subscription Agreement, the Purchaser should carefully consider the following risk factors faced by the company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
Our valuation model has been prepared by management of the Company and not by a independent third-party valuation firm. The purchase price of the shares offered hereunder have been arbitrarily determined by the Company based primarily upon the amount of estimated to be required by the Company to execute on the identified business plans. It is expected that these capital contributions will provide the funds the Company needs to execute on such business plans, although no assurance can be given.

The transferability of the Securities you are buying is limited
The sale, transfer or assignment of the shares offered hereunder are restricted for reasons related to federal and state securities laws and must comply with the transfer restrictions applicable to the shares set forth in this Agreement and the stockholders agreement.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Equity in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
Following the completion of this Offering, the Board of Directors of the Company has the authority, without action or vote of the stockholders, to issue additional shares upon such terms and with such rights, preferences and privileges as the Board may determine. If the Company issues additional shares, or otherwise, the interest in the Company of the shareholders may be diluted. Additionally, any issuance of new shares may result in the rights of the existing stockholders being subject to the prior rights of holders of the new issued share, for example, in the case of the issuance of preferred stock.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
Our success depends on trends toward consumers eating away from home more often. Shifts in consumer preferences could negatively affect our future profitability. Such shifts could result in a decrease in guest traffic in restaurants, which decrease in guest traffic could materially harm our business. In addition, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. A decline in consumer spending or in economic conditions could reduce guest traffic or impose practical limits on pricing, either of which could harm our business, financial condition, operating results or cash flow.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We rely on a combination of Trade Secret and Copyright Laws to Protect our Proprietary Rights in our Assets and Technologies. Our failure to secure, maintain and enforce intellectual property rights could adversely affect our future growth and success. We will protect our property through a combination of patent, trademark, copyright and trade secret laws. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our business.

Minority Holder; Securities with Voting Rights
The Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Jonas Frey, the Chief Executive Officer of the Company (the "CEO"), or his or her successor, and Andreas Weishaupt, a principal security holder, as your voting proxy. Please refer to the specific voting rights of the securities sold in this offering in the Company Securities section. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

LEVELS Network, Inc. was formed on 10/20. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LEVELS Network, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
We rely on a combination of Trade Secret and Copyright Laws to Protect our Proprietary Rights in our Assets and Technologies. Our failure to secure, maintain and enforce intellectual property rights could adversely affect our future growth and success. We will protect our property through a combination of patent, trademark, copyright and trade secret laws. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our business.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
In addition to the executives and management, the success of the Company depends on the ability of the Company to attract, motivate and retain key management personnel and other qualified employees. Key management personnel and qualified employees are in fierce demand and are often subject to competing offers of employment. There can be no assurance that the Company will be able to attract or retain such personnel or employees. Failure to attract and retain the requisite management personnel and employees could have a material adverse effect on the business, operating results and financial condition. Should any of the key management personnel of the Company be compelled or persuaded to dissociate with the Company for competing offers, illness, death or other reasons, the adverse impact on the Company and its operations and financial condition could be significant and highly negative to it and could imperil its ability to operate successfully.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
If we are unable to satisfy data protection, security, privacy, and other government and industry-specific requirements, our growth could be harmed. There are a number of data protection, security, privacy and other government and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Company's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the Company's platform.

Failure to attract clients could greatly harm our ability to generate revenue.
The Company's ability to generate revenue is dependent on the continued growth of its platform. If the Company is unable to continue to grow its network or bring new clients to its network, its ability to generate revenue would be greatly compromised. There is no guarantee that businesses will want to join the Levels platform or that Farmhouse will be able to generate revenue from its existing user base.

Major public health issues, and specifically the pandemic caused by the spread of COVID-19, could have an adverse impact on our financial condition and results of operations and other aspects of our business.
The outbreak of the novel Coronavirus (COVID-19) has evolved into a global pandemic. The coronavirus has spread to many regions of the world. The extent to which the coronavirus impacts our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning the coronavirus and the actions to contain the coronavirus or treat its impact, among others. Should the coronavirus continue to spread, our business operations could be delayed or interrupted.

The Company's Industry is Intensely Competitive.
The Company's business is intensely competitive and has a high failure rate. The Company will compete with many other well-established and companies. The competitors of the Company include a large and diverse group of companies that range from small startups to well-established national and international companies. Many of the competitors will have substantially greater financial and other resources than the Company, which may allow them to react to changes in pricing, marketing and the industry in general, better than the Company can. The success of an

investment in the Company will depend significantly upon its ability to operate in a manner that will create and maintain a profitable market share in this competitive environment.

We May Incur Losses for the Foreseeable Future.
As a start-up company, we may incur losses for the foreseeable future. There is no assurance that profitable operations will be achieved or that cash flow for distributions will be generated. In addition, we may be restricted from paying cash distributions by covenants under any future loan agreements with lenders.

Additional Financing
Even if its financial resources upon completion of the offering are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the Company going out of business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. If additional funds are raised through further issuances of equity or convertible debt securities, including this offering, existing stockholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of common stock.

We are Highly Leveraged Which Could Inhibit or Prevent Our Growth and our Ability to Service Our Debt
As of the date of this offering, our total long term debt is approximately $12,500,000. This leverage could have a material adverse effect on our ability to continue as a going concern, to grow our business, and to meet our obligations under our other debt obligations.

Failure to attract clients could greatly harm our ability to generate revenue.
The Company's ability to generate revenue is dependent on the continued growth of its platform. If the Company is unable to continue to grow its network or bring new clients to its network, its ability to generate revenue would be greatly compromised. There is no guarantee that businesses will want to join the Levels platform or that Farmhouse will be able to generate revenue from its existing user base.

Failure to generate user growth or engagement could greatly harm the Company's business model.
Changes in relationships with the Company's partners, contractors and businesses the Company retains to grow its network may result in significant increases in the cost to acquire new users. In addition, new users may fail to engage with the Levels network to the same extent current users are engaging with the Levels network resulting in decreased use of the Company's network. Decreases in the size of the Company's user base and/or decreased engagement on the Levels network may impair the Company's ability to generate revenue.

The Company is Dependent on its Executives.

The success of the Company will in large part depend on its executive officers and management. Although the executives and management have substantial experience in dealing in the Company's industry, there is no assurance that they will be successful in executing the Company's business and business strategy.

Limited Operating History; No Reliance on Projections.
The business was initially formed on or about 03/2016, and the Company acquired the assets of the business from LEVELS GmbH & Co. KG and Levels of North America Inc. on or about 03/2021. The business has a limited operating history and has not generated a profit. Any predictions or projections of income must be viewed as hypothetical and are based upon assumptions and estimates which are subject to the uncertainties of future events that are beyond the control of the Company. No such predictions or projections are to be relied upon.

The Company's Business is Sensitive to Reductions in Discretionary Consumer Spending as a Result of Downturns in the Economy.
Consumer demand for businesses such as that of the Company is sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences brought about by factors such as perceived or actual general economic conditions, the housing crisis and the credit crisis, the impact of high energy and food costs, the increased costs of travel, the potential for bank failures, perceived or actual disposable consumer income and wealth, effects of the recent recession and changes in consumer confidence in the economy, or fears of war and future acts of terrorism could further reduce customer demand for the services offered by the Company. The impact of the pandemic, as well as domestic and global economic problems, may adversely impact spending necessary for the Company's business. These factors may adversely affect the Company's results of operations, and, therefore, the financial condition of the Company.

The Company is Dependent on its Executives.
The success of the Company will in large part depend on its executive officers and management. Although the executives and management have substantial experience in dealing in the Company's industry, there is no assurance that they will be successful in executing the Company's business and business strategy.

The Company may not be Able to Attract and Retain Qualified Personnel.
In addition to the executives and management, the success of the Company depends on the ability of the Company to attract, motivate and retain key management personnel and other qualified employees. Key management personnel and qualified employees are in fierce demand and are often subject to competing offers of employment. There can be no assurance that the Company will be able to attract or retain such personnel or employees. Failure to attract and retain the requisite management personnel and employees could have a material adverse effect on the business, operating results and financial condition. Should any of the key management personnel of the Company be compelled or persuaded to disassociate with the Company for competing offers, illness, death or other reasons, the adverse

impact on the Company and its operations and financial condition could be significant and highly negative to it and could imperil its ability to operate successfully.

The failure to enforce and maintain our intellectual property rights could enable others to use trademarks used by our business which could adversely affect the value of the Company.
The success of the Company's business depends on its continued ability to use its existing trade name in order to increase brand awareness. The unauthorized use or other misappropriation of any of the Company's trademarks could diminish the value of the business which would have a material adverse effect on its financial condition and results of operation.

We will Rely on a Combination of Trade Secret and Copyright Laws to Protect our Proprietary Rights in our Assets and Technologies
Our failure to secure, maintain an enforce intellectual property rights Could adversely affect our future growth and success. Our ability to successfully protect our intellectual property rights is essential to our success. We will protect our intellectual property through a combination of patent, trademark, copyright and trade secret laws. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our business. Our future success is also dependent upon our ability to secure trademark and copyright protection. We may not be successful in securing patents on some or all of our applications. Our failure to obtain federal protection for our intellectual property could cause us to become subject to additional competition and could have a material adverse effect on our future revenues and operations. In addition, any of the patents that we acquire or license may be determined to be invalid or otherwise unenforceable and would not provide any protection with respect to the associated intellectual property rights.

Risks Relating to Data Security and Privacy If we are unable to satisfy data protection, security, privacy, and other
If we are unable to satisfy data protection, security, privacy, and other government- and industry-specific requirements, our growth could be harmed. There are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Company's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users, or cause existing users to stop using the Company's platform.

The Purchase Price of the Shares Offered Hereunder Have Been Arbitrarily Determined
The purchase price of the shares offered hereunder have been arbitrarily determined by the Company based primarily upon the amount estimated to be required by the Company to execute on the identified business plans. It is expected that these capital contributions will provide the funds the Company needs to execute on such business plans, although no assurance can be given. There also can be no assurances given that the shares offered hereunder can be resold for the purchase price or for any amount.

The value of the shares offered hereunder as an investment is dependent upon the Company's ability to achieve its objectives. There is no guarantee that the Company will succeed in achieving its objectives or that it will be profitable. The offering price bears no relation to the Company's current assets, financial position or results of operations. Since there is no established market for the shares offered hereunder and none is expected to develop, an Investor may not be able to sell his Interest.

The Board of Directors of the Company has the Authority to Issue Additional Shares in Its Sole Discretion.

Following the completion of this Offering, the Board of Directors of the Company has the authority, without action or vote of the stockholders, to issue additional shares upon such terms and with such rights, preferences and privileges as the Board may determine. If the Company issues additional shares, or otherwise, the interests in the Company of the shareholders may be diluted. Additionally, any issuance of new shares may result in the rights of existing stockholders being subject to the prior rights of holders of the newly issued shares, for example, in the case of the issuance of preferred stock.

We are an early-stage company with limited operating history and may never become profitable.

We are an early stage company and have not yet generated any profits. In addition, the [restructured company] has not yet generated revenues. The Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company has incurred net losses from the inception of its business until the date of this Form C. The Company's net loss was $(344,245) for the period from August 24, 2020 (date of inception) through December 31, 2020. The Company cannot assure that it can become profitable or avoid net losses in the future or that there will not be any earnings or revenue declines for any future quarterly or other periods. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for [research and development and marketing]. As a result, any decrease or delay in generating revenues could result in material operating losses. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

Our operations could be subject to unpredictable events, such as earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics such as the COVID-19 outbreak, and other natural or manmade disasters or business interruptions, for which we are predominantly self-insured. We do not carry insurance for all categories of risk that our business may encounter. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. COVID-19 has caused significant disruptions to the global financial markets, which could impact our ability to raise additional capital. The ultimate impact on us and our significant suppliers and manufacturers is unknown, but our operations and financial condition could suffer in the event of any of these types of unpredictable events. Further, any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, results of operations, financial condition and cash flows. The Company plans to adhere to all Center of Disease Control guidelines and will test, operate in a socially distant manner and limit large gatherings.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andreas Weishaupt	391,000	Voting Common Stock	80.0
Andreas Weishaupt	1,600,000	Nonvoting Common Stock	80.0
Jonas Frey	91,000	Voting Common Stock	20.0
Jonas Frey	400,000	Nonvoting Common Stock	20.0

The Company's Securities

The Company has authorized Voting Common Stock, Nonvoting Common Stock, Preferred Stock, and Incentive Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 33,647 of Voting Common Stock.

Voting Common Stock

The amount of security authorized is 3,000,000 with a total of 500,000 outstanding.

Voting Rights

One vote per share. Please see voting rights in this offering.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Irrevocable Proxy. Each Subscriber hereby irrevocably and unconditionally makes, constitutes and appoints each of (i) Andreas Weishaupt or his successor or replacement as a director on the Board of Directors of the Company (collectively, 'Weishaupt") as to 80% of such Subscriber's Securities (the "Weishaupt Securities") and (ii) Jonas Frey or his successor or replacement as a director on the Board of Directors of the Company (collectively, "Frey") as to 20% of such Subscriber's Securities (the "Frey Securities"), as such Subscriber's sole and exclusive true and lawful proxy and attorney-in fact and proxy with respect to the Weishaupt Securities and the Frey Securities, respectively, for the duration of the Proxy Term, each with the power to act alone and with full power of substitution and re-substitution, to, consistent with this instrument and on behalf of such Subscriber and in such

Subscriber's name, place and stead, (i) vote (and consent with respect to) the Weishaupt Securities or Frey Securities, as applicable, including, without limitation, to vote at every annual, special or adjourned meeting of stockholders of the Company and to execute and deliver every consent in lieu of such a meeting, in each case, in a manner Weishaupt or Frey, as the case may be, deems in his sole and absolute discretion appropriate, (ii) give and receive notices and communications, (iii) execute and delivery any instrument or document that the Weishaupt or Frey, as applicable, determines in his sole and absolute discretion to be necessary or appropriate in the exercise of his authority under this instrument, and (iv) take all actions necessary or appropriate in the sole discretion of Weishaupt or Frey, as applicable, for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are irrevocable and coupled with an interest sufficient in law to support an irrevocable power. Upon the execution of this Agreement, any and all prior proxies given by any Subscriber with respect to any Securities are hereby revoked and, subject to the terms and conditions set forth in this Agreement, each Subscriber agrees not to grant during the Proxy Term any subsequent proxies with respect to the Weishaupt Securities or Frey Securities if and to the extent inconsistent with this Section. The proxy and power, so long as the Subscriber is an individual, will survive the death, disability, incapacity, incompetency, insolvency, and bankruptcy of the Subscriber and, so long as the Subscriber is an entity, will survive the insolvency, bankruptcy, merger or reorganization of the Subscriber or any other entity holding the Securities. The proxy and power granted hereby shall continue in full force and effect until the expiration of the “Proxy Term” which for purposes of this Section means the period from and after the date of this Agreement through (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or (ii) the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock, whichever occurs first.

Dividend Rights:

Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, the holders of Common Stock shall be entitled to receive dividends, if any, when and as may be declared from time to time by the Board of Directors, out of legally available funds.

Nonvoting Common Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

There are no voting rights associated with Nonvoting Common Stock.

Material Rights

Employee Restricted Nonvoting common stock.

The total amount outstanding includes 150,000 shares to be issued pursant to stock options, reserved but unissued. These Restrictions are subject to LEVELS Employee Equity Compensation Agreement.

Milestone Restricted Common Stock Rules & Restrictions

2,000,0000 shares are subject to conversion into voting common stock persuant to achievment of below mentioned milestones and further defined in our articles of incorporation.

MILESTONES

A portion of the Restricted Shares shall be released from the Repurchase Obligation (each such portion released, as set forth in the table below, the "Released Portion") upon the occurrence of each milestone set forth in the table below (each, a "Milestone"), provided that the Milestone is achieved by the corresponding deadline set forth in the table below. Milestones can be achieved individually and do not have to be achieved consecutively. The failure to achieve one Milestone, or to achieve one Milestone by the corresponding deadline, does not affect any previously achieved Milestones or future Milestones.

Milestone #1

Deadline: 9 months after the Series A Closing (as defined below)

Released Portion: 20%

Within any rolling consecutive 30-day period 500,000 individual users must have logged on to LEVELS. A user has logged on to LEVELS once they have seen the newsfeed in one of the Company's clients:

• iOS/Android App

• Web

Milestone #2

Deadline: 21 months after the Series A Closing

Released Portion: 20%

Within any rolling consecutive 7-day period an average overall daily transaction volume of $3,000,000 or more must have been achieved.

Milestone #3

Deadline: 26 months after the Series A Closing

Released Portion: 20%

Within any rolling consecutive 7-day period an average daily advertising or subscription transaction volume of $1,000,000 or more must have been achieved.

Milestone #4

Deadline: 38 months after the Series A Closing

Released Portion: 20%

Registration Statement Filing - means the filing of a Form S-1, Registration Statement under the Securities Act of 1933 (or any successor form) by the Company (or any successor to the Company).

Milestone #5

Deadline: 44 months after the Series A Closing

Released Portion: 20%

IPO Announcement - means the public announcement by the Company of the date of an initial public offering of the capital stock of the Company on a national securities exchange.

"Series A Closing" means the date on which the Company receives the funds from its first closing relating to the sale of the Company's Series A Preferred Stock (or similar offering round).

Please note, all milestones are hypothetical goals and nothing is guaranteed. These milestones simply govern the restricted stock agreement.

Preferred Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

Votes together with the voting common stock on all matters on an as converted basis. Approval of the holders of a majority of the Preferred Stock shall be required to (i) adversely change rights of the Preferred Stock; or (ii) or declare or pay any dividend to the holders of common stock, prior to a return of capital to the Investors in the amount of the Original Purchase Price. The issuance of additional shares of capital stock, whether junior, equal or senior to the Preferred Stock, shall be deemed not to adversely change or affect the rights of the Preferred Stock and shall not require approval of the holders thereof.

Material Rights

Liquidation Proceeds:

In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: first pay one times the Original Purchase Price (or, if greater, the amount that the Preferred Stock would receive on an as-converted basis).

The balance of any proceeds shall be distributed pro rata to holders of common stock.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event, thereby triggering payment of the liquidation preferences described above unless the holders of a majority of the Preferred Stock elect otherwise.

Conversion:

Convertible into one share of voting common stock (subject to proportional adjustments for stock splits, stock dividends and the like) upon a liquidation event, at any time at the option of the holder or upon closing of an initial public offering by the Company.

Information Rights:

Investors will receive customary information rights.

Participation Right:

Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities by the Company, subject to customary exceptions.

Dividend Rights:

Holders of Series A Preferred Stock shall be entitled to receive dividends, if any, as may be declared by the Board of Directors out of legally available funds, at the Dividend Rate applied to the Stated Value per share (each, as defined in the Certificate of Designation).

Incentive Common Stock

The amount of security authorized is 150,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Incentive Common Stock.

Material Rights

(1) Ranking. Except as otherwise expressly provided in this Certificate of Incorporation, the powers (including voting powers), if any, preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations and restrictions, if any, of the holders of shares of Incentive Common Stock and holders of shares of Voting Common Stock and Nonvoting Common Stock shall be in all respects identical.

(2) Voting. No holder of Incentive Common Stock, as such, shall be entitled to any

voting powers in respect thereof.

(3) Dividends. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation in its discretion shall determine.

(4) Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (C)(4).

What it means to be a minority holder

As a minority holder of Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 500,000
  Use of proceeds: Legal Company Structure
  Date: October 21, 2020
  Offering exemption relied upon: Founders Shares

- **Name:** Non-Voting Common
  Type of security sold: Equity
  Final amount sold: $20.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Legal Company Structure
  Date: October 21, 2021
  Offering exemption relied upon: Founders Shares

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>**History**</u>

LEVELS Network, Inc (hereafter referred to as the "Company”), was incorporated as LEVELS, Inc in the State of Nevada on August 24, 2020. On October 22, 2020 the Company converted from a Nevada corporation to a Delaware corporation becoming LEVELS Network, Inc. The Company is a social network of people who share perks with each other. The Company provides a payment function for automatic perk redemption.

The Company has executed an Asset Purchase Agreement in March 2021 with LEVELS GmbH & Co. KG, a Germany limited partnership in which the general party is a Germany limited liability company (“Parent”) and Levels of North America Inc., a Nevada corporation (“Subsidiary” and together with Parent, “Seller”). The Company and Seller have common ownership and management. The Asset Purchase Agreement includes a 10-Year, $12,000,000 note payable due to the Seller and will transfer all necessary trademarks, contracts (Including but not limited to: Marqeta Virtual Debit Card Creation, Global One, Stripe), technical (Web, Desktop, iOS & Android Clients), data (Including but not limited to: Users, Postings, Transaction Data) and human resources assets to the Company. The Seller will be guaranteeing that the assets will be free of liens or other interests.

LEVELS of North America, Inc. and LEVELS GmbH & Co. KG are scheduled to become non-operating entities in 2021.

In this section we discuss prior sales and financial history of the sister entities who have been operating the business up until 2021, the financial statements provided do not reflect any transfers of assets from those entities to the new entity as they had not occurred yet in 2020. All transactions starting in Q2/21 will be captured in LEVELS Network, Inc.

<u>**Revenue**</u>

The Company is a pre-revenue business and has incurred net losses from inception. After creating technology for three years, LEVELS of North America, Inc. and LEVELS GmbH & Co. KG turned $1,040,939.60 in gross transactions in 2019. We orginially expexted to grow revenue in 2020 by onboarding largescale partners such as MGM (NYSE: MGM) or STK (NASDAQ: STKS).

As the Pandemic closed partners world wide we focused on growing our userbase rather than trying to piecemeal revenue. We have done so successfully and scaled the operation from 1000 users to close to 40,000.

Despite the world wide shuttering we still tuned $429,479.62 in gross transactions.

Cost of sales

LEVELS maintains strong relations with it's trading partners and spent $88,741 in 2019 to acquire and maintain contracts with hospitality partners. This spend was down to approximately 20,000 in 2020 due to the pandemic and the subsequent closures.

Gross-Margins

As LEVELS' business model relies on targeted advertising based on the transactional data we collect by completing
users payments, transactions are a cost-center and our overall gross margin was negative at $885,677 in 2019 as we are not yet selling advertisements.

Expenses

The Company's expenses were $1,550,711 in 2019 and consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Expenses in 2020 were up about $600,000 from 2019. Approximately $500,000 of this increase was due to increased advertising spend on Instagram and $75,000 due to one time legal fees for restructuring of the company.

Historical results and cash flows:

Personell:

The most cash intensive aspect of creating the LEVELS Platform was the development and content creation team.

We are planning to significantly scale our developemt and management team to accomdate our anticipated growth,

this will continue to be the major expense item for LEVELS in the coming years.

Market Research:

Prior to operating our payment function intesive market research took place we cost more than $2M. Unusual expenses were large

T&E expenses in order to approach trading partners and learn about the industry.

These expenses have largely stopped after the market research has been completed, the upcoming expenses will be customary for a business operating in the hospitality industry.

Advertising:

In 2020 we spent aproximately $500k on advertising, we have managed to achieve a customer aquisition cost of less than $10 in the US. Depending on the performance in

2021 we are planning on expanding these expenses and are working on lowering the customer acquisition cost to less than $5.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand: $250k

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds will allow us to execute our anticipated business plan for 2021/2022. Which includes the significant expansion in staff on the development team, sales, marketing and a headquaters office. Without the funds from the capital raise we will not be able to expand and execute that planned strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Our funding strategy from day 1 was to create a proven product with revenues and more than 20k users before we start aquiring capital from the public. We have been funded since 2016 from the same investment company to achieve this goal. We now have close to 40k users and working infrastructure on all platforms. Should the campaign unexpectedly be unsuccessful we anticipate to enter another development cycle to get the company ready for outside capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum capital will not give us the ability to execute the planned strategy therefore we would not be able to operate for very long unless we find other funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If we are able to raise the maximum funding goal, this will give us more than two years of runway at the current cost. When executing our foreseen strategy including future raises we will be viable for more than a year and expect break-even levels of internal revenue in that timeframe.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this stage we have not finalized any future sources of capital yet but are anticipating another round of funding in the future under Regulation A+ in the amount of approximately $10M.

Indebtedness

- **Creditor:** LEVELS of North America, Inc.
  Amount Owed: $12,000,000.00
  Interest Rate: 1.5%
  Maturity Date: June 01, 2031
  LEVELS Network, Inc (hereafter referred to as the company"), was incorporated as LEVELS, Inc in the State of Nevada on August 24, 2020. On October 22, 2020 the Company converted from a Nevada corporation to a Delaware corporation becoming LEVELS Network, Inc. The Company signed an Asset Purchase Agreement Levels of North America Inc., a Nevada corporation ("Subsidiary" and together with Parent, "Seller"). The Company and Seller have common Ownership and management. The Asset Purchase Agreement will include a 10-Year, $12,000,000 note payable due to the Seller and will transfer all necessary trademarks, contracts (Including but not limited to: Marqeta Virtual Debit Card Creation, Global One, Stripe), technical (Web, Desktop, iOS & Android Clients), data (Including but not limited to: Users, Postings, Transaction Data) and human resources assets to the Company. The Seller is guaranteeing that the assets are free of liens or other interests.

- **Creditor:** LEVELS of North America, Inc.
  Amount Owed: $75,100.00
  Interest Rate: 0.0%
  Maturity Date: June 30, 2021

- **Creditor:** LEVELS of North America, Inc.
  Amount Owed: $424,900.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

Related Party Transactions

- **Name of Entity:** LEVELS of North America, Inc.
  Names of 20% owners: LEVELS GmbH & Co. KG
  Relationship to Company: Preceding entity
  Nature / amount of interest in the transaction: The Company has a loan due to

LEVELS of North America, Inc, an affiliated company of the Company with common ownership. The loan is due on demand and does not accrue any interest. The balance totaled $75,100 as of December 31, 2020.
Material Terms: The Loan has been executed in good faith without set terms.

- **Name of Entity:** LEVELS of North America, Inc.
  Names of 20% owners: LEVELS GmbH & Co. KG
  Relationship to Company: Preceding Entity
  Nature / amount of interest in the transaction: LEVELS Network, Inc. was formed to transition operations of LEVELS of North America, Inc. (a subsidiary of a German company) with common ownership and management, in order to access additional investment in the Company. Full Company operations including revenue from operations are anticipated to begin upon finalizing of an asset purchase agreement. In September 2020 the Company entered into office space rental agreements for three individuals to use at a total month rate of $5,619. For the period from August 24, 2020 (Date of Inception) through December 31, 2020 these rental payments were paid by LEVELS of North America, Inc., and are not reflected in the expenses of the Company as liabilities to be paid back by the Company.
  Material Terms: The transaction has been executed in good faith without set terms.

- **Name of Entity:** LEVELS of North America, Inc
  Names of 20% owners: LEVELS GmbH & Co. KG
  Relationship to Company: Preceding Entity
  Nature / amount of interest in the transaction: Creditline of $424,900
  Material Terms: Transaction has been executed in good faith and no terms have been set.

- **Name of Entity:** LEVELS of North America, Inc.
  Names of 20% owners: LEVELS GmbH & Co. KG
  Relationship to Company: Preceding Entity
  Nature / amount of interest in the transaction: LEVELS Network, Inc (hereafter referred to as the company"), was incorporated as LEVELS, Inc in the State of Nevada on August 24, 2020. On October 22, 2020 the Company converted from a Nevada corporation to a Delaware corporation becoming LEVELS Network, Inc. The Company signed an Asset Purchase Agreement Levels of North America Inc., a Nevada corporation ("Subsidiary" and together with Parent, "Seller"). The Company and Seller have common Ownership and management. The Asset Purchase Agreement will include a 10-Year, $12,000,000 note payable due to the Seller and will transfer all necessary trademarks, contracts (Including but not limited to: Marqeta Virtual Debit Card Creation, Global One, Stripe), technical (Web, Desktop, iOS & Android Clients), data (Including but not limited to: Users, Postings, Transaction Data) and human resources assets to the Company. The Seller is guaranteeing that the assets are free of liens or other interests.
  Material Terms: Owed: $12,000,000.00 Interest Rate: 1.5% Maturity Date: June

01, 2031

Valuation

Pre-Money Valuation: $79,500,000.00

Valuation Details:

The Company determined its valuation based on the Discounted Cash Flow Method. The 5Y discounted cashflow method looks 5 years in the future and discounts the expected EBIT thorughout the period, applies a multiple derived from comparable companies to then esitmate an equity value of the company.

Based on our business plan, our assumed parameters are as follows:

Discount Rate: 29%

(Calculated with a Comparable Risk Free Return Rate of 2%, A comparable Beta (FB 1.25,TWTR 0.81, SNAP 1.31) of 1.5 (adjusted) and a comparable market return rate of 20% (other high-risk ventures))

Multiple: 10x

Debt: $13M

Based on our business plan and the scaling effect we anticipate when meeting our milestones, we are expecting the following unlevered free cash flows:

2021: ($7.3M)

2022: ($15.4M)

2023: $97.5M

2024: $150M

2025: $250M

Applying the DCF method to the next five years looking forward, this brings us to a calculated equity value of $593M. As we have to use projections in our calculations but do have prudent proof of concept, we are discounting the equity value by ~86.6% resulting in ~$79.5M pre-money valuation today.

Additionally for the protection of our investors 2M of the 2.5M issued founder shares are restricted by the following milestones and will only vest upon achievement of the milestone or will be forfeited otherwise. The milestones explicitly support the numbers used in our DCF calculation.

20% of 2M Milestone shares vest: 9 months after Series A Completion

Within any rolling consecutive 30-day period 500,000 individual users must have logged on to LEVELS. A user has logged on to LEVELS once they have seen the newsfeed in one of the Company's clients:

• iOS/Android App

• Web

20% of 2M Milestone shares vest: 21 months after Series A Completion

Within any rolling consecutive 7-day period an average overall daily transaction volume of $3,000,000 or more must have been achieved.

20% of 2M Milestone shares vest: 26 months after Series A Completion

Within any rolling consecutive 7-day period an average daily advertising or subscription transaction volume of $1,000,000 or more must have been achieved.

20% of 2M Milestone shares vest: 38 months after Series A Completion

Registration Statement Filing (means the filing of a Form S-1, Registration Statement under the Securities Act of 1933 (or any successor form) by the Company (or any successor to the Company).

20% of 2M Milestone shares vest: 44 months after Series A Completion

IPO Announcement (means the public announcement by the Company of the date of an initial public offering of the capital stock of the Company on a national securities exchange.)

Please note the above is part of our valuation analysis and are not guarantees.

Based on the above analysis, the company determined its valuation internally without an independent third party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. Please note the Incentive Common Stock is not included in the fully diluted number in determining the valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,985.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  82.0%

Retain employees.

- *Capital Acquisition Fees*
  14.5%
  Funds will be use to cover the expenses incurred for arranging a lease or loan and may be used for the repayment of the related party loan to the affiliate company LEVELS of North America, Inc. The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

If we raise the over allotment amount of $1,069,974.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  Funds will be used to identify and acquire new users to the LEVELS app. In addition funds will be used to advertise to existing users and potential partners.

- *Company Employment*
  21.0%
  To acquire and retain talent to provide day-to-day services to our existing and new users. This includes Concierge Support as well as our development staff.

- *Research & Development*
  21.0%
  Funds will be used to identify and implement new features and functionality to the LEVELS app. This will require research and development to add new features while maintaining the existing application.

- *Capital Acquisition Fees*
  14.5%
  Funds will be use to cover the expenses incurred for arranging a lease or loan

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at levels.one (https://levels.one/#/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/levels-network

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LEVELS Network, Inc.

[See attached]

LEVELS NETWORK, INC

FINANCIAL STATEMENTS

FOR THE PERIOD FROM AUGUST 24, 2020 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2020

(With Independent Accountant's Review Report Thereon)

The report accompanying these financial statements was issued by Watkins Jackson CPAs, PLLC, a Nevada Professional Limited Liability Company.

STRICTLY PRIVATE AND CONFIDENTIAL

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders
LEVELS Network, Inc
Las Vegas, Nevada

Report on the Financial Statements

We have reviewed the accompanying financial statements of LEVELS Network, Inc, which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders' equity and cash flows for the period from August 24, 2020 (Date of Inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Watkins Jackson CPAs

Watkins Jackson CPAs
February 17, 2021
Las Vegas, Nevada

LEVELS NETWORK, INC
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

Current assets		
Cash	$	37
Total assets	$	37

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities		
Accounts payable and accrued expenses	$	7,102
Loan payable - related party		75,100
Total current liabilities		82,202
Total liabilities		82,202
Commitments and contingencies		
Stockholders' equity		
Common stock - voting - $0.00001 par value; 1,000,000 shares authorized, 500,000 issued and outstanding		5
Common stock - nonvoting - $0.00001 par value; 2,150,000 shares authorized, 2,000,000 issued and outstanding		20
Additional paid-in capital		475
Accumulated deficit		(82,665)
Total stockholders' deficit		(82,165)
Total liabilities and stockholders' deficit	$	37

LEVELS NETWORK, INC
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM AUGUST 24, 2020 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2020

Sales revenue	$	-
Cost of sales		-
Gross profit		-
General and administrative expenses		
Legal fees		760
Insurance		14,684
Salaries and wages		297,984
Payroll tax expense		29,092
Payroll fees		1,150
Bank service charges		575
Total general and administrative expenses		344,245
Net loss	$	(344,245)

LEVELS NETWORK, INC
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE PERIOD FROM AUGUST 24, 2020 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2020

	Nevada Corporation Common Stock		Delaware Corporation Common Stock				
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance at August 24, 2020 (Date of Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of 50,000,000 shares of Nevada corporation voting common stock $0.00001 par value, August 24, 2020	50,000,000	500	-	-	-	-	500
Conversion of 50,000,000 shares of Nevada corporation voting common stock, to 500,000 shares of Delaware corporation voting stock, October 23, 2020	(50,000,000)	(500)	500,000	5	495	-	-
Issuance of 200,000,000 shares of Nevada corporation nonvoting common stock, October 23, 2020	200,000,000	-	-	-	-	-	-
Conversion of 200,000,000 shares of Nevada corporation voting common stock, to 2,000,000 shares of Delaware corporation nonvoting stock, October 23, 2020	(200,000,000)	-	2,000,000	20	(20)	-	-
Stockholders' contributions	-	-	-	-	-	261,580	261,580
Net loss	-	-	-	-	-	(344,245)	(344,245)
Balance at December 31, 2020	-	$ -	2,500,000	$ 25	$ 475	$ (82,665)	$ (82,165)

LEVELS NETWORK, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM AUGUST 24, 2020 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2020

Cash flows from operating activities:	
Net loss	$ (344,245)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
Accounts payable and accrued expenses	7,102
Net cash (used in) operating activities	(337,143)
Cash flows from financing activities:	
Issuance of common stock	5
Issuance of preferred stock	20
Additional paid-in capital	475
Stockholders' contributions	261,580
Advances on loans payable - related party, net of payments	75,100
Net cash provided by financing activities	337,180
Net increase in cash	37
Cash	
Beginning balance, August 24, 2020 (Date of Inception)	-
Ending balance, December 31, 2020	37

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business activity – LEVELS Network, Inc (hereafter referred to as the "Company"), was incorporated as LEVELS, Inc in the State of Nevada on August 24, 2020. On October 22, 2020 the Company converted from a Nevada corporation to a Delaware corporation becoming LEVELS Network, Inc. The Company is a social network of people who share perks with each other. The Company provides a payment function for automatic perk redemption. Users of the Company's service don't wait to pay, they just get up and go when they are done transacting and get their discounted receipts on their phones. Due to the comprehensive data the Company has on users purchasing and app-browsing behavior the Company can predict new revenue for merchants by using organic posts about those companies on its platform.

Basis of accounting – The financial statements of the Company have been prepared on the accrual basis.

Revenue and expense recognition – Revenues are recognized when earned by the Company. Costs and expenses are recognized during the period in which they are incurred.

Cash and cash equivalents – The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains cash balances with several financial institutions. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2020, the Company had no uninsured cash balances.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes – Deferred income taxes are recognized for the tax consequences of temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has no uncertain tax positions at December 30, 2020.

2. LOAN PAYABLE – RELATED PARTY

The Company has a loan due to LEVELS of North America, Inc, an affiliated company of the Company with common ownership. The loan is due on demand and does not accrue any interest. The balance totaled $75,100 as of December 31, 2020.

3. RELATED PARTY TRANSACTIONS

LEVELS Network, Inc. was formed to transition operations of LEVELS of North America, Inc. (a subsidiary of a German company) with common ownership and management, in order to access additional investment in the Company. Full Company operations including revenue from operations are anticipated to begin upon finalizing of an asset purchase agreement. (See Note 6)

In September 2020 the Company entered into office space rental agreements for three individuals to use at a total month rate of $5,619. For the period from August 24, 2020 (Date of Inception) through December 31, 2020 these rental payments were paid by LEVELS of North America, Inc., and are not reflected in the expenses of the Company as liabilities to be paid back by the Company.

4. STOCKHOLDERS' EQUITY

On August 24, 2020 the Company issued 50,000,000 shares of Nevada Voting Common Stock with a par value of $0.00001 per share for $500. On October 23, 2020 the Company converted the 50,000,000 shares of Nevada Voting Common Stock at a 100 shares to 1 ratio, for a total of 500,000 shares of Delaware Voting Common Stock. The Company has authorized 1,000,000 shares of Delaware Nonvoting Common Stock.

On October 23, 2020 the Company issued 200,000,000 shares of Nevada Nonvoting Common Stock with a par value of $0.00001 per share, for services to be provided. On October 23, 2020 the Company converted the 200,000,000 shares of Nevada Nonvoting Common Stock at a 100 shares to 1 ratio, for a total of 2,000,000 shares of Delaware Nonvoting Common Stock. The Company has authorized 2,000,000 shares of Delaware Nonvoting Common Stock. The 2,000,000 shares are restricted by certain milestones as described below.

MILESTONES

A portion of the Restricted Shares shall be released from the Repurchase Obligation (each such portion released, as set forth in the table below, the "***Released Portion***") upon the occurrence of each milestone set forth in the table below (each, a "***Milestone***"), provided that the Milestone is achieved by the corresponding deadline set forth in the table below. Milestones can be achieved individually and do not have to be achieved consecutively. The failure to achieve one Milestone, or to achieve one Milestone by the corresponding deadline, does not affect any previously achieved Milestones or future Milestones.

Milestone Number	**Released Portion**	**Milestone**	**Deadline**
Milestone #1	20%	Within any rolling consecutive 30-day period 500,000 individual users must have logged on to LEVELS. A user has logged on to LEVELS once they have seen the newsfeed in one of the Company's clients: • iOS/Android App • Web	9 months after the Series A Closing (as defined below)
Milestone #2	20%	Within any rolling consecutive 7-day period an average overall daily transaction volume of $3,000,000 or more must have been achieved.	15 months after the Series A Closing
Milestone #3	20%	Within any rolling consecutive 7-day period an average daily advertising or subscription transaction volume of $1,000,000 or more must have been achieved.	21 months after the Series A Closing
Milestone #4	20%	Registration Statement Filing (as defined below)	34 months after the Series A Closing
Milestone #5	20%	IPO Announcement (as defined below)	43 months after the Series A Closing

IPO Announcement" means the public announcement by the Company of the date of an initial public offering of the capital stock of the Company on a national securities exchange.

"***Registration Statement Filing***" means the filing of a Form S-1, Registration Statement under the Securities Act of 1933 (or any successor form) by the Company (or any successor to the Company).

"***Series A Closing***" means the date on which the Company receives the funds from its first closing relating to the sale of the Company's Series A Preferred Stock (or similar offering round).

4. STOCKHOLDERS' EQUITY (continued)

The Company has 150,000 shares of Employee Option Pool Nonvoting Common Stock authorized. As of December 31, 2020 no shares were issued.

The Company has 500,000 shares of Delaware Preferred Stock authorized. As of December 31, 2020 no shares were issued.

5. ECONOMIC DEPENDENCY

The spread of COVID-19, a strain of coronavirus, has altered and continues to alter the behavior of businesses and people in a manner that is having negative effects on the local Las Vegas economy as well as the nationwide economy. The continued spread of COVID-19 or any other similar outbreaks in the future may materially adversely impact the global and local economies and, accordingly, may have material adverse consequences on the financial condition of the Company.

6. SUBSEQUENT EVENTS

The Company is planning to sign an Asset Purchase Agreement in February 2021 with LEVELS GmbH & Co. KG, a Germany limited partnership in which the general party is a Germany limited liability company ("Parent") and Levels of North America Inc., a Nevada corporation ("Subsidiary" and together with Parent, "Seller"). The Company and Seller have common ownership and management. The Asset Purchase Agreement will include a 10-Year, $12,000,000 note payable due to the Seller and will transfer all necessary trademarks, contracts (Including but not limited to: Marqeta Virtual Debit Card Creation, Global One, Stripe), technical (Web, Desktop, iOS & Android Clients), data (Including but not limited to: Users, Postings, Transaction Data) and human resources assets to the Company. The Seller will be guaranteeing that the assets will be free of liens or other interests. The Seller has reported $429,479.62 in revenue transactions in 2020 and $1,040,939.60 in 2019.

The Company has evaluated subsequent events through the date the financial statements were issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

LEVELS Network, Inc.

Social Network with a Payment Function


Your Profile
Anna-Marie Cartwright
Your Badges
Residence Badges
Credit Card Badges
Back
STK Las Vegas
Identity

Website | Las Vegas, NV | SOCIAL MEDIA

LEVELS is a vertically integrated social network that combines many of the successful features used by internet platforms during the last 20 years into one.

$77,621 raised

57 Investors	$79.5M Valuation
$31.80 Price per Share	$159.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates [3] | Comments | Follow

REASONS TO INVEST

- **A working & adopted product:** After raising $12M, LEVELS created its platform on iOS, Android & Web and grew from around 800 early adopters in 01/20 to nearly 40,000 users by 01/21. Users completed transactions in excess of $2M.

- **Little competition, well-defined markets:** <<Residents Badges>> offer perks to locals and enable LEVELS to grow city by city while gaining critical mass regionally, enabling the platform to scale advertising budgets efficiently.

- **The founders have a strong incentive of meeting their projections:** The two LEVELS co-founders will lose more than 15% of their shares each time, if LEVELS does not achieve the following milestones: (1) 500k monthly active users 9 months after completing series A. (2) $3M daily transactional revenue 12 months thereafter, (3) $1M per day in advertising or subscription revenue sales another 6 months later.


Katherine Frey
Andrew Cherng
Exclusive Interview
levels.one/AndrewCherng
Are cashless payments a positive change?

Rewards

Get rewarded for investing more into LEVELS Network, Inc.:

$100+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
$500+ (Tier 1 Perk)
Demi Level | $500 Advertising Credit

$1,350+
Investment
$1350+ (Tier 2 Perk)
Imperial Level | $1500 Advertising Credit

$5,000+
Investment
$5000+ (Tier 3 Perk)
Magnum Level | $6,250 Advertising Credit

$10,000+
Investment
$10,000+ (Tier 4 Perk)
Jeroboam Level | $15,000 Advertising Credit

MORE ON THE INVESTMENT


BUY
SELL

LEVELS works closely with StartEngine's new secondary market trading platform and already signed an Agreement anticipating to make its shares tradable in March of 2022.

Perks offered to StartEngine Investors are implemented on the LEVELS Platform.


LEVELS Investors Badge
Available for all Investors
• Access to the LEVELS Investor communities. LEVELS Management will read threads on #InvestorImprovementIdeas every work day.
• Real-Time Access to Beta-Functions such as Live-Streaming, Video-Upload or the creation of paid subscriptions.
• 10 Personalized NFC Business Cards
• Presonalized Phone Wallpaper


Volume Perks
You can use advertising credit on LEVELS to promote your or someone elses business or to highlight your own posts on levels to gain followers quickly
$500
$500 Investment or more
$500 LEVELS Advertising Credit
$1,350
$1,350 Investment or more
$1,500 LEVELS Advertising Credit
$5K
$5k Investment or more
$6,250 LEVELS Advertising Credit
$10K
$10k Investment or more
$15k LEVELS Advertising Credit
$25K
$25k Investment or more
$40k LEVELS Advertising Credit
Complimentary Managed Access in Restaurants World-Wide for 1 Year
$50K
$50k Investment or more
$100k LEVELS Advertising Credit
Complimentary Managed Access in Restaurants World-Wide for 1 Year
$107K
$107k Investment
$250k LEVELS Advertising Credit
Co-Founder Status
Salmanazar Level
Complimentary Managed Access in Restaurants World-Wide for 1 Year

Disclaimer: Perks cannot be combined, only the most valuable applicable perk will be applied.

WHILE THE COMPANY HAS SIGNED A QUOTATION AGREEMENT TO TRADE THE SECURITIES OFFERED ON STARTENGINE SECONDARY'S NEW ALTERNATIVE TRADING SYSTEM (THE "ATS"), A COMPANY WHICH INTENDS TO BE QUOTED ON THE MARKETPLACE WILL BE SUBJECT TO CERTAIN REQUIREMENTS WHICH THE COMPANY MAY OR MAY NOT BE ABLE TO SATISFY IN A TIMELY MANNER. EVEN IF A COMPANY IS QUALIFIED TO QUOTE ITS SECURITIES ON THE MARKET, THERE IS NO GUARANTEE AN ACTIVE TRADING MARKET FOR THE SECURITIES WILL EVER DEVELOP, OR IF DEVELOPED, BE MAINTAINED. YOU SHOULD ASSUME THAT YOU MAY NOT BE ABLE TO LIQUIDATE YOUR INVESTMENT FOR SOME TIME OR BE ABLE TO PLEDGE THESE SHARES AS COLLATERAL.

$25,000+

Investment

$25,000+ (Tier 5 Perk)

Methusalem Level | Exemplary Perk: Managed Access in High-End Restaurants Worldwide | $40,000 Advertising Credit

$50,000+

Investment

$50,000+ (Tier 6 Perk)

Methusalem Level | $100k Advertising Credit

$100,000+

Investment

$100,000+ (Co-Founder Status)

Salmanazar Level | $250k Advertising Credit | 100 Metal LEVELS Personalized Profile Card (Rose-colored for Women (if desired)) (Black for Men (if desired))

THE PROBLEM

Businesses Struggle to Create Ad Campaigns and Track Their Success

It is difficult for restaurants, venues and businesses to make ad campaigns and track their success. And, in order to receive preferred treatment, consumers must be connected to someone in the hospitality industry or have a long-standing relationship with restaurants, even if they are the target customer.



Additionally, more than half of all (US) small businesses cannot take advantage of the highly efficient online advertising offerings available today.

THE SOLUTION

A Better Experience for Businesses and Consumers Alike

Welcome to LEVELS: the mobile app that is changing the way advertisements are procured for offline businesses. We are taking the risk out of advertising, allowing users to post their reviews on our app when they have a good experience at a venue (restaurant, bar, club, etc.) Users can pay within the app, on their phone, so LEVELS knows exactly what they purchased, and can index their data.


1
Customer sets an flexible spending limit and can request a reservation if applicable.
2
Venue accepts the request on one of the LEVELS – Platforms.
3
Customer arrives at venue, gets identified by their face.
4
Customer leaves without waiting to be checked out.
5
Venues closes customer check after customer has already left.
6
Customer receives bill and all benefits apply automatically


1.
-10% !

Learn more about the ins and outs of the LEVELS Get Up and Go payment process.


This users level is indicating that she spent $40k-$120k in the past 12 months on LEVELS.
User badge & transaction data is stored for every LEVELS user

Our consumer data and indexing allows us to predict how much revenue we can send to a merchant without requiring them to create an ad campaign.

Venues can track the impact of individual customer posts.


We automatically identify the best performing posts about a venue

Instead of having to build and test campaigns, merchants see advertising opportunities that predict the outcome and are only charged if the prediction is met.


Sales Opportunities
IDENTIFIED SALES OPPORTUNITIES
$93k-$173k in weekly hotel bookings.
$12,484
Price to endorse
~45
Revenue estimate based on historical data. Amounts are approximate and not guaranteed by LEVELS.
$3,6k-$6,6k in daily restaurant bookings.
$381
Price to endorse
~12
SELECT A PAYMENT METHOD
Order endorsement

Disclaimer: This image shows an un-released screen of the LEVELS platform.

Users receive part of the ad-revenue spent by merchants when a post was used in an automated LEVELS campaign, allowing anyone to become an influencer.


1
Users post about their experiences on LEVELS and @Tag the respective venues.
2
Their followers and people with similiar badges see the posts.




Budget
130$
Approximate Revenue
$1200-$1800

3 We track bookings originating from those posts and identify people with a similiar interaction profile.

4 Example:
We find 900 people on LEVELS and predict new revenue of $1200-$1800 on a budget of $130.


+13$



5 The merchant accepts the offer and the posting users get a part of the ad revenue as credit into their LEVELS accounts.

6 The merchant sees the revenue in form of LEVELS bookings and is only charged for the ad if we meet our prediction.

THE MARKET

A Multibillion Dollar Market

Our identified market size is ~$63 billion (based on source 1, source 2). Due to the complexity of current ad-platforms, only 56% of small businesses invest in online marketing. Our 5-year plan is to hopefully gain a 10% market-share.

While this is an impressive size it also means we have to conquer many industries at once.

To avoid being overwhelmed by the market size we decided to start attacking the advertising market for on-site restaurants which is significantly smaller but also not as vigorously competed for since restaurants generally do not have large advertising budgets.

Our no-charge guarantee unless our revenue prediction is met, fits the current market environment perfectly as new food and beverage companies are being founded and existing businesses are short on cash coming out of the pandemic.


Untapped Market
~$63B
avg. $4,8k/yr SMB Online-Ad-Spend[3]


Online Advertising Small Businesses[4]
13,3m businesses
16,9m businesses
Already Advertising Online
Not Advertising Online

OVERVIEW

A Social Network with a Payment Function.

For decades, credit card providers kept staff on payroll to create perks to compete for customers. LEVELS is changing the game, by allowing users to share perks they find in real life and tie them to LEVELS-badges, which are community-driven groups and represent the cards the consumers hold, programs they are in or places they live.

A current example of a great use for the LEVELS badge system is the 'COVID 19 Vaccination Receiver' badges. People have to verify that they received their vaccinations and

Merchants can then simply list services only available for vaccinated persons as regulations around the world change, LEVELS can quickly become an Index of available activities for consumers. As LEVELS always integrates a community component into badges this is also a great way to enable vaccinated people to meet each other.


Tesla Owner
Amex Platinum Holder
Louis Vuitton Owner
Las Vegas Local
Air Jordan Owner
LEVELS Network

BACKGROUND

Why Build a Vertically Integrated Social Network?

When comparing the age of the internet to other modern industries, the entire online tech segment confirms to still be very young.

Based on our research, in the last industrial revolution large players emerged and sustained over decades, after integrating their companies vertically - meaning offering a highly integrated product and therefore creating huge value for customers in contrast to non-integrated competition.

For example: At the beginning of the last century, customers would buy a car chassis from Maybach and have the passenger compartment built by a separate coach builder.

Companies who changed that process and vertically integrated to become a one-stop-shop, sold more cars at lower total cost, creating tremendous value for their customers.

Financing such huge undertakings was only possible, as the basic question "Will a significant amount of private individuals buy their personal car?" has been answered in a very powerful way.

Translated to the tech industry, you will notice that we live in a similarly segregated 'app-world' today.

What if users could be entertained, pay contactless anywhere, collect & redeem rewards, stream, share, instant message, find friends or dates all on one platform?

What if a social network could capture revenue from the actual value it creates in unbelievable abundance, the content posted by its users?

These are the questions LEVELS answers.

We believe history has proven that many great inventors were not able to capture much of the value they created for society. Take Nikola Tesla for example: Even though he invented the induction motor driven by alternating electric current, Tesla died without ever having made a fortune.

Developments of companies basing their entire product strategy on those findings however, become unimaginably successful.

By analyzing the reaction of close to 4 million ad-impressions of millions of people around the world, LEVELS found out that ads work best on the first day, convert about 21% less well on day two, lose another 15% on day three, stay steady on day four and five and lose 11% more effectiveness by day 14. Over all campaigns we measured a loss of 49% effectiveness after 14 days compared to day one when the ad was new while sending customers to the exact same landing page.

This is significant, as most modern advertising forms rely on companies needing to create their own commercials may it be online, on TV or for billboards posted next to highways.

The popularity of influencer marketing actually reflects this: Various 'normal' everyday people advertise for every-day products using their own words and reaching their following with a different message than an ever-repeating TV ad.

To reference above mentioned inventor Nikolai Tesla, today's major online platforms have no way of capturing the value created by people reviewing products and places on their platforms.

Deals are usually closed between influencers and manufacturers directly, without providing a cut to the content-hosting platform.

The reason for this is the inability of tracking the customers who go out and end up buying a product offline, additionally the latest evolution of privacy laws makes tracking consumers across different platforms increasingly difficult.

A significant downside for businesses is that hiring influencers is time intensive, expensive and hard-to-track when trying to advertise services which are not directly sold through an online shop.

We believe LEVELS solves the problem of small companies not being able to create and track campaigns or negotiate with influencers, by using the constantly replenishing supply of new user posts about venues as a form of advertising for offline locations, granting those posting users a share of the generated ad-revenue and making posts trackable as other users looking at these posts pay with the integrated LEVELS payment function.

Implementing a payment function in an app is easy - getting millions of merchants & customers to adopt a new payment function is very hard.

In our view, customers need a real reason to try something new, to accomplish a thing they have been doing forever: Paying.

Also, if a customer ends up liking a new way to pay, the customer must be able to use this function virtually anywhere, otherwise the added benefit becomes so minimal that the new payment method will not be adopted.

Offering benefits to anyone is also easy - but if all people are treated equally doing so is either irrelevant or extremely expensive.

For that reason we came up with a system, called LEVELS-badges that categorizes people in verified groups and grants them perks specifically for who they are in countless places around the world, therefore being class-less and potentially relevant to any consumer.

We identified that the issue of scaling a new payment method quickly to millions of partners, is the number one reason why such an app has not been widely adopted in the western hemisphere yet.

That's why we focused on creating a process that allows users to add anyone's favorite venues in real time.

HOW WE SCALE REVENUE

Real-Time Partner Acquisition and Scaling

We are not the first app which wanted to change the way users pay in venues. But what good does the best payment process do if you can't use it in your favorite venue? We are the first one to make availability scalable.

On LEVELS, Users add their own places and can start using LEVELS in as little as 45 minutes after creating the location.



OUR TRACTION

We Already Have Almost 40,000 Users in Cities Worldwide

LEVELS was founded in 2016 with a $100,000 seed investment and then another $330,000 seed investment later that year. After several years in development, we began our growth phase in early 2020 at 1,000 users. We now close to 40,000 users, with our app available in cities and locations around the world, such as Los Angeles, Las Vegas, Saint Barths, NYC, London, Dubai, Durban, Cape Town, Singapore and hundreds of other global Metropolises.


Beverly Hills Residents
Midtown Residents
Marylebone London Residents
Las Vegas Locals
Saint Barths Resident
Dubai Residents
Singapore Locals
Cape Town Residents
Durban SA Residents
Sydney Residents

LEVELS has also been featured by the magazine High Rise Life, in an article titled "Levels App Captures Social Status Globally & Opens Doors at STK".

LEVELS was founded in 2016 in Germany, in 2019 the company transitioned to be headquartered in North America and our U.S. business has officially taken over full operations of the prior company this March 2021.

WHAT WE DO

Allowing Businesses to Market Themselves, and Customers to Take Advantage of Benefits

The LEVELS app categorizes people by letting them earn badges. Users earn recognition by posting perks for badge holders, and have the ability to pay and redeem perks contact-less.



To take the hassle out of actually taking advantage of benefits, we provide a payment function for automatic perk redemption. The almost 40,000 people who use LEVELS don't wait to pay- they just get up and go when they are done transacting, and receive their discounted receipts on their phones.


Il Mulino Ragazzi
Benefits
Limited Time: Complimentary Appetizer
For a Limited time, @ilmulinonewyorklasvegas offers a complimentary appetizer to all @ilmulinoragazzi members! Bon Apetito!
Available For
Il Mulino Ragazzi

Due to the comprehensive data we have on our users' purchasing and app-browsing behavior, we can predict new revenue for merchants by using organic posts about those companies on our platform.


Influencer reference incentive programs
Success can be tracked to the dollar

THE BUSINESS MODEL

Three Different Revenue Streams

The **three** ways we make money are:

1. Sales of automated testimonial advertising



Disclaimer: This image shows an un-released screen of the LEVELS platform.

2. Share of targeted brand-driven consumer incentives


Products
PRODUCTS
See only locations that offer a certain product
rare

Disclaimer: This image shows an un-released screen of the LEVELS platform.

3. Participation in subscriptions sold by LEVELS Users.



Disclaimer: This video includes images of an un-released feature of the LEVELS platform that is currently in development and not yet available in the market.

HOW WE ARE DIFFERENT

We Use Auto-Generated Target Groups and User-Generated Posts to Make Advertising as Easy as Ordering Supplies on Amazon

Our competitors include Google Ads and Facebook Ads. The goal of these companies, is to sell the most ad views at the highest possible price, not to drive the most conversions at the highest possible customer revenue. This means that only businesses with access to large ad-budgets, marketing agencies or internal marketing departments are able advertise online effectively. Measuring off-line campaign success becomes almost impossible, resulting in less ad-spending.


facebook
'Facebook Ads'-App
Mobile Ad Manager
A higher value ad could have been
prioritized for my user.

LEVELS solves this issue by creating data-rich normalized user profiles, in which the user badge and all transaction data is stored for each user.


Existing
customers
purchasing data
Similar
non-customer
purchasing data
Match the most frequently
purchased products in the
same category as the boosted
product
LEVELS automatically generates the optimal target group of prospects

Users post their experiences, unintentionally creating testimonial ads and LEVELS automatically identifies the best performing posts about a venue. We overlay all available user and venue data and generate the optimal target group per post.



OUR TRACK RECORD

Building a Vertically-Integrated Social Network Took 5 Years

Most companies in the tech space are funded by multiple different sources throughout their early stage lifetime and have to develop their business models iteratively with the goal of exiting by being bought by a larger company.

As LEVELS had strong backing from the get-go, the rarely seen 'vertical-integration-approach' could be executed, creating a layered, complex product which is hard to copy but also takes years until a proof of concept can be provided.

For LEVELS that happened approximately 4 ½ Years after inception.



Upcoming 2021 Milestones:
1 Achieve 30% Month Active Users.
2 Grow to 1.5 Million Users.
3 Achieve 80% accuracy in Revenue Prediction.
5k Users
10k Users
20k Users
Market Research – In Market of Concept
Android App v1 Development
Web App v1 Development
Web Prototype Development
iOS App v1 Development
iOS App v2 Development
Inception, $110k Seed
$330k Seed
Proof-of-Concept, $5M Series A
Go to Market, $5M Series A
Begin Growth Phase at 1k Trail Users
First Public Round – Series B Growth Stage
03/2016
09/2016
02/2017
01/2019
02/2020
04/2020
05/2020
06/2020
01/2021

The above company history includes reference to our sister former entities, LEVELS GmbH & Co. KG, a Germany limited partnership and its subsidiary, Levels of North America Inc., a Nevada corporation. In 2020, LEVELS Network, Inc. was formed and all assets & liabilities of the prior businesses were moved to the company in 2021 to continue future operations.

OUR LEADERSHIP

Leaders that Know What it Takes to Succeed

CEO and co-founder, Jonas Frey, previously co-founded and developed a community with 150,000 users and ran a b2b process automation company that sold its assets and created its own business intelligence development suite. CIO, Maximilian Behn, has experience working for Deutsche Bank, managed a professional racing team for 3 years and brings strong structuring experience with systems such as Salesforce to LEVELS. Investor Andreas Weishaupt, previously built a 20+ home nursing home company with more than 2,500 employees and exited in 2016, bringing deep financial experience and strategy advice to the LEVELS team.



Together, with our eight developers and brand liaison managers, our team brings together a myriad of unique perspectives, skillsets and experiences that are integral to making LEVELS a success.


Jonas Frey
levels.one/DompiKing
Max Behn
levels.one/MaxBehn
Jason Martin
levels.one/JMartin
Marco Hochmuth
levels.one/MRH
Eugen Diachenko
levels.one/Eugen
Brandyn Strait
levels.one/BrandynS
Cameron Siskowic
levels.one/CameronSiskowic
Danielle Sears
levels.one/DanielleSears
Andreas Maspohl
levels.one/AndreasMaspohl
Tomislav Capan
levels.one/Tom
Gail Allen
levels.one/GailAllen
Ivan Karacic
levels.one/IvanKaracic
Jason Fleming
levels.one/JasonF
Katherine Frey
levels.one/TheHoneyPot
Jefferson Souza
levels.one/Jeff
Jessica Mainusch
levels.one/JessicaM
Kirill Fonarev
levels.one/Kirill
Amira Kerla
levels.one/AmiraKerla
Martin Wright
levels.one/MartinWright
Matthew Gist
levels.one/MattG
Sofia Christ
levels.one/Sofia
Vadym Kozak
levels.one/Vadim33
Vinzenz Steinbrenner
levels.one/VinzenzSteinbrenner
Valeria Behn
levels.one/ValeriaBehn

MARKET OUTLOOK

We are Expecting Some Major Industry Growth in the Coming Year

According to our data, the hospitality sector is expected to achieve unprecedented growth in the last quarter of 2021 and throughout 2022, fueled by the demand created by the COVID-19 pandemic. Many merchants have gone out of business or are under new management and will need to acquire a new customer base fast. Current online marketing for offline venues is especially hard to track and campaign management is complex, but we believe that LEVELS will be able to predict new revenue for these venues without the need to ever create or optimize a campaign.



Katherine Frey
Andrew Cherng
Exclusive Interview
levels.one/AndrewCherng
Are cashless payments a positive change?

Our goal is to grow from our current ~40,000 people to more than 1.5 million by year's end, and see equity appreciation by triple-digit factors within the next three years. By joining us now, investors have the opportunity to harness the magic in value development that is usually reserved for large VCs!





The idea is born!

The idea to create a social network that allows users redeem perks and use contactless payment!

03/2016

03/2017

LEVELS Launches its public Beta!

LEVELS launched its app and contactless payment in the US and Germany!

Milestone of 5K users on the platform

5K users join and use the LEVELS Platform for reservations!

04/2020

06/2020

Subscriber growth increased during COVID

Users sign-ups grow to 20K active on the platform

User sign-ups top 35K

Number of singed-up users on the platform at 37.5K

01/2021

04/2021



Launched on StartEngine - Anticipated

Now Users can own a part of LEVELS!

500K Monthly Active Users on the Platform - Anticipated

500k People who logged in at least once in a rolling 30 day period.

6/2022

12/2022

80% Revenue Prediction Accuracy - Anticipated

LEVELS Network revenue prediction accuracy reaches 80%

$3M Daily Transactional Revenue achieved - Anticipated

LEVELS Network Inc completing $3M in daily transaction revenue via the LEVELS app

06/2023

12/2023

Advertising Milestone - Anticipated

LEVELS Network Inc processing $1M in advertising revenue daily

Meet Our Team



Jonas Frey

CEO and President

Co-founded and developed a webmaster community with 150,000 users as a teenager in the early 2000's, started his career as a Software Developer for the HP spin-off Agilent Technologies and ran a b2b process automation company that created its own business intelligence development suite.



Maxmilian Behn

CIO

Maximilian Behn has a Master of Science in Business Information System with a focus on SAP Development. Started working for the Unicredit Bank then managed a professional racing team for Audi and Bentley for 3 years and brings strong structuring experience with systems such as Salesforce to LEVELS.



Marco Hochmuth

Lead Developer

Knows all todo's in the 700k+ lines of code of the LEVELS project, Can't wait for the market launch of Neuralink to mulitply himself. Unconventionally entered the tech world as a graphical designer at 14 years old and then discovered the love for coding six weeks later. In the following 16 years Marco has been building the most beautiful applications and has been geeking it out while (ab)using Ionic, JavaScript, PHP and MySQL.

Offering Summary

Company	LEVELS Network, Inc.
Corporate Address	3960 Howard Hughes Parkway, Suite 500, Las Vegas, NV 89169
Offering Minimum	$9,985.20
Offering Maximum	$1,069,974.60
Minimum Investment Amount (per investor)	$159.00

Terms

Offering Type	Equity
Security Name	Voting Common Stock
Minimum Number of Shares Offered	314
Maximum Number of Shares Offered	33,647
Price per Share	$31.80
Pre-Money Valuation	$79,500,000.00

Votings Rights of Securities Sold in this Offering

Irrevocable Proxy. Each Subscriber hereby irrevocably and unconditionally makes, constitutes and appoints each of (i) Andreas Weishaupt or his successor or replacement as a director on the Board of Directors of the Company (collectively, 'Weishaupt") as to 80% of such Subscriber's Securities (the "Weishaupt Securities") and (ii) Jonas Frey or his successor or replacement as a director on the Board of Directors of the Company (collectively, "Frey") as to 20% of such Subscriber's Securities (the "Frey Securities"), as such Subscriber's sole and exclusive true and lawful proxy and attorney-in fact and proxy with respect to the Weishaupt Securities and the Frey Securities, respectively, for the duration of the Proxy Term, each with the power to act alone and with full power of substitution and re-substitution, to, consistent with this instrument and on behalf of such Subscriber and in such Subscriber's name, place and stead, (i) vote (and consent with respect to) the Weishaupt Securities or Frey Securities, as applicable, including, without limitation, to vote at every annual, special or adjourned meeting of stockholders of the Company and to execute and deliver every consent in lieu of such a meeting, in each case, in a manner Weishaupt or Frey, as the case may be, deems in his sole and absolute discretion appropriate, (ii) give and receive notices and communications, (iii) execute and delivery any instrument or document that the Weishaupt or Frey, as applicable, determines in his sole and absolute discretion to be necessary or appropriate in the exercise of his authority under this instrument, and (iv) take all actions necessary or appropriate in the sole discretion of Weishaupt or Frey, as applicable, for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are irrevocable and coupled with an interest sufficient in law to support an irrevocable power. Upon the execution of this Agreement, any and all prior proxies given by any Subscriber with respect to any Securities are hereby revoked and, subject to the terms and conditions set forth in this Agreement, each Subscriber agrees not to grant during the Proxy Term any subsequent proxies with respect to the Weishaupt Securities or Frey Securities if and to the extent inconsistent with this Section. The proxy and power, so long as the Subscriber is an individual, will survive the death, disability, incapacity, incompetency, insolvency, and bankruptcy of the Subscriber and, so long as the Subscriber is an entity, will survive the insolvency, bankruptcy, merger or reorganization of the Subscriber or any other entity holding the Securities. The proxy and power granted hereby shall continue in full force and effect until the expiration of the "Proxy Term" which for purposes of this Section means the period from and after the date of this Agreement through (i) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or (ii) the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock, whichever occurs first.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

All Investors:

All investors will recieve the LEVELS Investors Badge which allows access to beta functions, a line of communication to management to suggest features and enables users to grow a follower base more quickly than others.

The Perks details are:

• Access to the LEVELS Investor communities. LEVELS Management will read threads on #InvestorImprovementIdeas every work day.

• Real-Time Access to Beta-Functions.

• At the moment the general public cannot upload videos or post links in the LEVELS social network, these postings tend to be the most interactive and are currently restricted to a very small set of power users.

This permission set will allow early users to create large follower bases much quicker than other users.

This permission set will set you up to become an influencer on LEVELS with more followers than others as you don't have to compete with everyone else on the network to create great content.

• 10 NFC-Personalized Paper Profile Cards

• Personalized Phone Wallpaper

Early Bird

• First 96 hours - Friends and Family | 20% bonus shares

• Next 96 hours - Super Early Bird | 10% bonus

• Next 7 days - Early Bird Bonus | 5% bonus shares

Volume

• $500+ (Tier 1 perk)

• Demi Level

• $500 Advertising Credit

• $1,350 (Tier 2 perk)

• Imperial Level

• $1500 Advertising Credit

• **$5,000+ (Tier 3 perk)**

• Magnum Level

• $6,250 Advertising Credit

• **$10,000+ (Tier 4)**

• Jeroboam Level

• $15,000 Advertising Credit

• **$25,000+ (Tier 5)**

• Methusalem Level

o Exemplary Perk: Managed Access in High-End Restraurants world wide

• $40,000 Advertising Credit

• **$50,000+ (Tier 6)**

• Methusalem Level

• $100k Advertising Credit

• **$100,000+ (Co-Founder status)**

• Salmanazar Level

• $250k Advertising Credit

• 100 Metal LEVELS Personalized Profile Card

• Rose-colored for Women (if desired)

• Black for Men (if desired)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hylio, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $385. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Dogecoin and Ethereum Users have launched badges on LEVELS!

4 hours ago

LEVELS just launched two new cryptocurrency badge communities on its platform. Badges offer access to verified communities of real people, connecting through a common interest.

Merchants can now offer perks and incentives targeted at owners of Ethereum and Dogecoin and leverage the LEVELS Payment method to start accepting Crypto.

All Badge owners do now have the possibility to earn LEVELS credit by posting and being endorsed by merchants all around the globe.

Almost 11k user locations listed location have been made available for Get Up and Go Payments

1 day ago

Exciting news! LEVELS recently opened its payment method to the entire user base allowing all users to book all locations worldwide.

Previously only a select group of early adopting users were able to use the LEVELS payment method at newly listed locations.

LEVELS second big goal is to get to $3M in revenue per day and enabling any user who just added a place to LEVELS to immediately use it is the first step towards this goal.

We invite everyone to sign in today and add their favorite location to then go-ahead and experience Get Up and Go for the first time!

Begin of Public Communication of the LEVELS Offering

18 days ago

Good Morning, Afternoon and Evening dear LEVELS-Investors!

We have successfully completed our first week of external funding, during the first two 96-hour incentive segments we have kept advertising to only organic sources such as one fourth place appearance in a StartEngine newsletter and personal messages to early adopting users.

The very fortunate learning we were able to make was that LEVELS users who have used Get Up and Go before, people who work in the F&B Industry and StartEngine Users showed to convert into investors most frequently.

It is especially exciting to see that many complete strangers invested into the offering and that our sales page shows a consistent conversion rate!

Building on our learning's from the first week we will now implement 17 actions to drive the investor count. I am pointing out the first three actions below.

As stated in the first video, I truly believe that a large community of LEVELS shareholders will help the adoption process of a complex and layered product like LEVELS.

The first action we will take starting tomorrow, is to inform our own users that every user will receive LEVELS Credit for first time transactions at new locations. The credit can be applied to a transaction immediately and all locations will be available for transactions starting Tuesday.

As we have learned that people who have used Get Up and Go are most likely to invest, we will then start guiding all users of our payment method to our StartEngine page.

Our goal is to see thousands of new transactions in April/May – I do expect a significant conversion rate from first time users to small investors.

The second action which will also start tomorrow is, us starting to build out the investor's communities here in this badge to start engaging with our shareholders.

I will be in regular contact on the https://levels.one/investors platform and would be so excited to hear your comments on our plans in the comment section on LEVELS.

Lastly, starting this Monday, at noon Pacific/3pm eastern we will start hosting investor onboarding zoom calls Monday through Friday to answer ongoing questions and introduce new investors to the platform and its capabilities and of course on how to use the levels credit available for advertising.

This call will also give investors who have a friend who is interested but has more questions, the opportunity to invite those to the call.

Please feel free to share: https://zoom.us/j/91422813862

Truly Yours,

Jonas Frey

Co-Founder and CEO

LEVELS Network,

Inc.

END OF UPDATES

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Clifford T. SE OWNER 31 INVESTMENTS 22 days ago
It sounds like you pitching a social network with payments integrated directly into it, facebook is the largest social network in the world, they own Whatsapp and Instagram, how difficult will it be for facebook to implement this into their instagram or facebook feed? Is there any thing unique about your platform other than the code behind it that could fend off potential competitions easily?

Please correct me if i misinterpreted your product, it was a bit difficult figuring out what LEVELS is.

Thanks.

> **Jonas Frey** - LEVELS Network, Inc. 21 days ago
> Good Afternoon Clifford,
> Thank you very much for your detailed question, I very much appreciate you going through our offering.
> As we have created LEVELS with about ten developers over the last five years, I have to make sure to be concise enough without missing the point of your question:
> How hard is it to implement the LEVELS USP in another much larger platform?
> The answer can be derived off-of the business model: LEVELS does not have to make money on transactions, more specifically LEVELS can afford to lose money on transactions as it receives line itemized transaction data which is then used to predict revenue for merchants by highlighting users' postings about them, LEVELS will then proceed to guarantee the predicted revenue for merchants, otherwise it won't charge an advertising fee.
> To compete with that, other social networks would have to fundamentally change the way they sell ads:
> By the view in contrast to success,
> as this is impossible in all scenarios which do not include in-house conversion tracking it will be huge hurdle to overcome.
> As merchants are the key factor in the adoption of any payment function, we will always have an edge on platforms which have to rely on collecting a payment fee, even if it is delayed in the future.
> Due to its structure, LEVELS can guarantee merchants the 1.49% processing fee of all payment methods (Amex, Credit Cards, Pay Pal etc.) for years down the line.
> As a result of not having to make money per transaction, we were able to roll-out a model that allows users to add their favorite venue to LEVELS and use our payment method 30 minutes later.
> There is a lot of detail on this topic in the video in the section 'How we scale revenue'.
> The next important question is why any user (of any network) would adopt a new way to pay in the first place.
> This question is answered in the video listed in the section 'The Solution'.
> The videos in the section 'What we do' and 'Overview' show the purpose and functionality of the LEVELS Badge system in detail. The Badges are absolute key in getting users to adopt the payment method of LEVELS as we can provide customized and therefore relevant perks to almost any demographic.
> Without the dynamic user categorization, solving the payment adoption issue would be impossible and without the ability to lose money on transactions the dynamic partner scaling which is also key in getting widespread user adoption would be cost-prohibitive and therefore not viable in an economy of scale.
> Badges are unique for a certain topic (Car Owners, Locals etc.) and can therefore easily be supplied with perks. Other networks would have to adopt a similar – one group per topic – policy and find a way to match the scaling number of perks discovered by users.
> Consequently, the more users who are using LEVELS to pay, discover perks and locations the harder it will be for any platform to replicate the user-value as users will receive less perks on other platforms and will therefore have a high barrier in switching to an alternative network and the alternative network will have a high barrier for entry.
> Lastly, as LEVELS does currently not plan to sell traditional ads, all revenues derived off highlighting user postings will be shared with the users creating the postings/reviews which will be another reason for users to stick to our platform and create content on LEVELS versus an alternative platform.
> At the end of the day, any platform can be copied.
> Due to the reasons stated above I believe that the more economical approach for any competitor is to watch us grow or fail and in the event of success start an attempt of acquiring LEVELS.

Kambiz Kevin S. SE OWNER 4 INVESTMENTS 23 days ago
Can you tell us your monthly revenue for 2021?

> **Jonas Frey** - LEVELS Network, Inc. 21 days ago
> Good Afternoon Kambiz,
>
> After speaking to compliance we learned that we are not allowed to disclose numbers on this platform which have not been vetted by the StartEngine Team.
>
> I do however very much understand the question and took it as a reason to look for a compliant solution for our platform to display those numbers to holders of the investors badge in real time.
>
> Best,
> Jonas

> **Jonas Frey** - LEVELS Network, Inc. 22 days ago
> Good Afternoon Kambiz,
>
> Thank you for the question!
>
> I apologize for the delayed response, we are waiting ob compliance approval to disclose the information you requested and will do so when received!
>
> Best,
> Jonas

Robin W. 1 INVESTMENT INVESTED 25 days ago
I'm a Founding Member of LEVELS (an original user and investor since April of 2017) and, while I agree that it can be hard to explain quickly to a layperson, the experience and app's service is absolutely LIFE CHANGING. I'm a mother of three and travel the world with my kids. Having the ability to plan via the app (with all my preferences set clearly for restaurants, hotels, etc) and "Get Up And Go" is PRICELESS. When I'm ready to leave a Michelin Star restaurant (or any restaurant for that matter) because my toddler is cranky, I'm ready to go! I don't have 20 minutes or more to wait for a check. We've timed the average interactions of summoning and waiting for a check and it's an average of 20 minutes. Sometimes more. Rarely less. Time is precious. Also, with the advent of the masses looking for contactless payment due to the pandemic...and the restaurants trying to get patrons to return... this is the answer. Venues can see the badges I hold or how much I've spent there and offer me a welcome drink or my favorite dish, and I actually do use the LEVELS platform to keep in touch with all my favorite restaurant and hotel staff! I can understand the criticism you've laid out, but frankly you really need to try the product - forget investing - just try the app before you knock it.

Kyle S. SE OWNER 33 INVESTMENTS a month ago
Chris, I respectfully disagree -- I am completely with Michael on this... I also usually do not comment on raises that I am not planning to invest in, but I am genuinely confused at what this is. For reference, I follow the Thiel/Musk analogy well and am heavily invested in their companies. This ain't it.

This confusing video is a shame because it could be very great and I simply would never know! From what I do gather (and again I could be completely misguided) is that I also got strong Yelp vibes with maybe a Paypal/Venmo/CashApp built into the app directly? If that is what it is, then don't you just think Yelp (and the likes) could just.... I don't know.... add that feature for payments in? I know that is over simplifying it but a multi-billion dollar company like that will literally pivot like that very quickly and knock you right out of the market before you can even establish yourself?

This is probably a great idea, but I constructively suggest you re-think the interest video as well. 5 minutes of choppy fake interviews isn't it. Millennials (the real investors in products like these, lets be honest) are looking for a 2 minute (max) video that succinctly explains why this is interesting now, and why it is GAME CHANGING moving forward. And a bit about how YOU will be the one to do it helps too. Hope if you ever come back to SE that you pay a better marketing team to get your point across.

Chris D. 3 INVESTMENTS INVESTED a month ago
Michael M. makes constructive and deliberative comments. I'm confident that the Levels management team will give his points sincere consideration.

As a very early investor in Levels -- long before the company was even thinking about platforms such as StartEngine, I'd like to offer some perspective from my reference frame.

The power of Levels derives very heavily from its vertically integrated business model. Anyone who follows Peter Thiel or Elon Musk will be familiar with their absolute belief in the strength of vertically integrated business models.

However, I think that one of the challenges that come with a feature-rich, vertically integrated product can be explaining the product -- and the investment opportunity -- in a way that doesn't come across as sounding like, "We take a little bit from here, and a little bit from there, and do some of what company X does, and something that company Y does, and we roll it all up into a product that is an essentially a 'supreme burrito' with every conceivable ingredient in it."

So, to wrap things up (no pun intended, having just referenced a burrito), I thought the approach that Levels took when describing the product and investment opportunity through the use of short, bite-sized videos was powerful in that each successive video built on the prior one. By the end, the viewer could understand how Levels works and exactly why it's such a compelling platform -- not only for the user who wants to, say, book a "Get up and Go" dinner reservation, enjoy the perks that are offered, and then have the ability to finish your meal and literally just "Get up and Go" -- but also for the merchant, who receives highly-targeted advertising data, reliable revenue projections, and related analytics that would be prohibitively expensive for small-to-medium-size businesses.

Michael M. 10 INVESTMENTS a month ago
I truly mean this in the kindest way possible.

I don't usually do this, (when I decide not to invest, I usually just quietly move on) but there's a unique reason here why you guys lost me. Your presentation was extremely confusing to me. You have an incredibly choppy video for your initial presentation, and as an investor looking at your page for the first time, I shouldn't have to "work" to understand your product. So my advice even though you didn't ask for it: Have a smooth simple video explaining your product, the issue its addressing, and why its the solution. Besides the video I found it even cumbersome reading through the page itself.

All I actually got out of your presentation is that this is meant to be a social media platform with a "yelp like service" combined with it, as well as having some cool statistics. One of your reasons to invest is "the co founders loose out big if they don't deliver on milestones." Ok? So they have skin in the game. Well that should be a given. Again presentation.

This is meant to be constructive criticism. I do wish you luck and hope there was some value to my perspective.

Patrick A. 32 INVESTMENTS a month ago
How did you come up with such a high share price and a huge valuation??? Those are pretty high numbers for a startup company.

> **Jonas Frey** - LEVELS Network, Inc. a month ago
> Good Morning Patrick,
>
> Thank you so much for taking the time to study our offering. The 5Y Discounted Cashflow Method with a 29% discount and an additional risk depreciation was used to determine the valuation.
>
> To show how much the company and the main shareholders believe in the current momentum, the LEVELS development plan and because we understand that the number appears large at first glance the co-founders have entered into a very well defined stock restriction agreement which will forfeit 15%+ of their shares each time if the milestones stated in the third reason to invest are not met.
>
> There are 500k unrestricted shares issued between the two founders and a total of 500k authorized common shares available for sale in the rounds anticipated in 2021. (33k in this current offering).
>
> As I can imagine other investors reading this have similar questions, would you possibly appreciate an open Zoom Session that allows potential share holders to ask management questions directly?
>
> Copy of the third risk factor above:
> The founders have a strong incentive of meeting their projections: The two LEVELS co-founders will lose more than 15% of their shares each time, if LEVELS does not achieve the following milestones: (1) 500k monthly active users 9 months after completing series A. (2) $3M daily transactional revenue 12 months thereafter, (3) $1M per day in advertising or subscription revenue sales another 6 months later.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

LEVELS Headliner Video Transcript

Time in Video On Screen

0:01 LEVELS Logos/Badge

0:02 EARN BADGE (2 women walking in front of exotic vehicles); Google Play and App Store

0:03 DREAM CUSTOMER RACING BADGE on screen

0:04 WELCOME DRINK AT STK LAS VEGAS

0:06 Phone with Louis Vuitton Owner badge displayed

0:07 Request the Louis Vuitton Owner Badge

0:08 LV shoes and displayed

0:11 LOUIS VUITTON OWNER Badge on screen

0:12 PREFERRED ACCESS TO MANY RESTAURANTS appears on screen

0:14 JETSETTER Badge (jet flying on screen)

0:15 JETSETTER BADGE - ACCESS TO SPECIAL RATES CONCIERGE

0:17 Tesla Owner Badge

0:18 Access to Tesla Owners Community

0:20 Bitcoin Owner - pay with Crypto anywhere

0:22 Make Reservations

0:25 Reserve & Pay with Perks - Please select date

0:28 PERKS APPLY

0:29 AUTOMATICALLY

0:31 NEVER WAIT FOR YOUR BILL

0:32 JUST GET UP AND GO

0:34 Levels Angel Badge - FREE GLASS OF CHAMPAGNE AT THE GRAND SALON NEW YORK

0:36 Phone with Angels Badge

0:37 Profile picture of Alexis Doron

0:38 Profile picture of Francia Cooper

0:38 SHARE YOUR EXPERIENCE (Women from Dream Experience in front of vehicles)

0:40 GET PAID TO POST

0:42 LEVELS badge - Google Play and App Store logos, Become an early investor

LEVELS Reasons to Invest Video Transcript

Katherine: Welcome to our introduction to LEVELS here on StartEngine. Now, let's welcome co-founder and CEO of LEVELS, Jonas Frey.

Hi, Jonas. So tell us, what exactly is LEVELS?

Jonas: Hi, Katherine. My favorite question! LEVELS is a vertically integrated social network with a payment function.

What that means is that our users can stream, share, chatbut also pay using the LEVELS app.

And in my mind that combines two of the most potent industries: tech and finance, into one app.

Katherine: Jonas, you are very confident about moving payments to users' phones, and that scalability is very important.

What do other people think?

For that matter, we are very excited to introduce our first guest tonight. Live from Taipei, Mr. Andrew Cherng, co-founder of Panda Restaurant Group and long-time member of Forbes List.

Good morning, Andrew! So good to see you.

Andrew Cherng: Good morning.

Katherine: Jonas keeps chewing my ear off, that both you and him share a vision of payments going cashless in the future.

Do you believe this is a positive change for businesses?

Andrew Cherng: You know, if we can get to cashless cash-handling, it will be a lot easier, safer-

I look forward to one day that you know there is no cash.

Jonas: Let's say you use an app, which gives you more benefit than just not carrying cash.

Maybe you get

some perks. Do you think it's relevant that you can use it anywhere?

Andrew Cherng.- Of course it will! if you give something back in return, like what you do, of course it helps.

Katherine.- That's a strong statement coming from Andrew. That's two who believe that the LEVELS payment process can improve users' experiences by not having to wait to pay and applying perks automatically.

Let's turn to our next guest tonight. Live from New York, Mr. Gabriel l<reuther, 2-Michelin Star chef of his restaurant "Gabriel," on 42nd street, and former scholar of famed Jean Georges.

Chef, how are you doing, and how is my favorite city?

Gabriel Kreuther.- Well, I am doing very well. Thank you for having me. Your favorite city is doing good.

It's coming back in a strong way, I believe.

Katherine.- And Chef, do you believe that the LEVELS Get Up and Go approach supports customer experience?

Gabriel Kreuther.- Yes, I believe the Get Up and Go is a very good approach. People ... they feel at home when they can just stand up and walk out. They literally feel like they own the place, and that changes that whole dynamic.

And also, it's an easy way on the restaurant side. When the people finished, they don't wait again for an interaction 25 min.

I think moving forward, that system, developed nicely, will be a huge plus in the industry.

Jonas.- What was your experience with the first LEVELS payment you ever accepted?

Gabriel Kreuther.- It's probably one of the easiest integrat ions there is in the hospitality industry,

I think.

And, it's pretty seamless.

Katherine.- These are some interesting statements coming from the industry, but why don't we speak to someone who represents LEVELS' most vital target group:

Its advertising customers. That's why we are so excited to introduce, live from London, Miss Jane Mackie, Senior Vice President of global marketing for luxury and upscale brands at Intercontinental Hotel Group.

Jane, it's so good to see you. How are you?

Jane Mackie.- I am fine, Katherine. How are you doing?

Katherine.- We're good, we're good. What is the anatomy of a successful marketing campaign? And what makes the consumer react in a meaningful way?

Jane Mackie: The anatomy of a successful marketing campaign is making sure that we're speaking to customers in many different formats.

Jonas: The whole marketing channel on LEVELS will be influencer marketing. The idea is that customers share their, you know, experiences because they actually liked it.

And because it's organic, it'll convert better than an ad which has been generated for a campaign.

How do you like that we are able to tell you exactly which postings generated how much revenue at what time?

Jane Mackie: I think that's the critical word you mentioned, Jonas. It's revenue, and being able to predict revenue, but also to track it back. Understanding that attribution model again for luxury travel can take a while.

l<atherine: These are some fascinating insights, Jonas. Most companies similar to LEVELS get their Series A & B funding through VC's. Why did you choose StartEngine as a platform?

Jonas: I truly believe that the success of a business depends on millions of people loving it's product. StartEngine gives us the opportunity to offer shares to the users who actually use LEVELS.

I think that's phenomenal.

If you have a VC invested in your company, it represents the wealthiest 0.1 percent in the US. I'd much

rather have a lot of users on board, be excited about what we're doing, and help spread the word, right now, when we need it.

You will find a lot of videos about what LEVELS does exactly in the description below. You haven't seen much of the product yet, that's due to the fact that we have such an extensive range of product.

Remember, it's a vertically integrated social network. There are many functions. To not overwhelm the viewers, we put it in tiny portions down below. So scroll through the page, read some on the background, and I cannot wait to have you on board in LEVELS.

And I'll see you in the investor communities!

The Problem Video Transcript

As I've mentioned before, we are a vertically integrated social network.

Vertical integration means that you have all parts of your business integrated in one platform.

An integral part of every social network are the merchants where people actually spend their money.

Now, many social networks can't capture a lot of the value they're creating.

If you look here, there's a lot people who tag me in their posts- for instance, Kimberly Fisher.

She says, "When you get the very best service for being a LEVELS member!"

and tags the Grand Salon Baccarat.

And you see a little check mark right next to it, if you look very closely.

Now, why is there a check mark? Because Kimberly actually had a bill at Baccarat Grand Salon.

So, if you go to the Baccarat Grand Salon, you can tap "Reserve & Pay with Perks," and make your booking.

Now, how does that help us create value, or capture value, which our social network is creating?

Well, if you look in the statistics of this post, you will see how many people saw the post, but more importantly, how many people clicked it, and how much revenue was generated because of the post of

Kimberly Fisher.

Now, that solves a big problem in the industry.

Yes, social networks are great and all, but what does it actually do for the merchants' businesses?

Well, we have the answer down to the cent. If you scroll down to the next video, you'll learn how the payment process works, exactly, and why we believe people will adopt it.

The Solution #1 Video Transcript

Whenever you integrate a payment function into an app, the most important thing one has to think about is, "Why would anyone use the payment function we're making?"

People are used to paying, and they have to change their ways to use your payment function.

So, let's look at the LEVELS payment function. It's dubbed "Get Up and Go!" And, the first thing you can see are the perks you are eligible for.

So when you open this up, you can see, in this case, I'm getting a 15% locals discount at Cipriani Las Vegas, a welcome Bellini, and preferred seating. Why?

Because I have the Las Vegas Locals badge, and I have a Locals VIP badge,

which does give me that preferred access. Now, when I actually want to book the place,

I select the time, the amount of people, and-something new- I preset a spending limit.

Now again, this is new stuff, but I get something for it. That's why I'm compelled to use it.

I can preset my tip and that limit. Now, after that, I can select a payment method,

which I'm using to make my reservation.

Now what does that mean?

In this case, my credit card gets authorized up to 320 dollars. And, when I hit "Reserve & Pay

With Perks," the restaurant gets the reservation request, sees my profile including all of my badges, my previous spending elsewhere, and then decides whether they're going to give me a table or not.

Now, the really cool thing is when I'm done dining at that restaurant,

all that happens is that I get a message on LEVELS, which looks like this, and shows me the bill on my phone. So, I don't actually wait to pay.

I just get the bill on my phone. And as you can see here, the locals discount of 15%

is automatically applied, and I didn't even have to ask the restaurant for it.

For the ones of you wondering what happens if you spend less than your limitor

more. If you spend less, the money goes back to your card. If you spend more,

you get a request to up your limit. We have a more detailed description, in another video,

down below.

The Solution #2 (Learn more about the ins and outs of the LEVELS Get Up and Go payment process.) Video Transcript

As LEVELS is all about benefits, you will redeem a perk on almost every transaction. One nice thing about your bill magically appearing on your phone, after you leave a venue, is that you will possibly never have to negotiate with a new waiter, or anyone else, on whether you received that comped drink or locals discount. All benefits apply automatically, and will be deducted from your bill. Following the LEVELS Rewards Loyalty mantra: Should you be the first to add a location, you will earn 10% LEVELS credit on all Get Up and Go transactions, at that place, for life! So how does Get Up and Go work? After you open the LEVELS app, you can see what we call a "Spending Limit." And if you're going to a restaurant, add a tip percentage, and select a time for dining. When you arrive at the location, you will be greeted by your name, as the staff members will recognize you by your face. Up to the amount you specified, you can just get up and go when you are done dining, or shopping, and you will receive the bill on your phone, as you are now making the world your country club. What happens if you spend less than the amount that you set in the app? Don't worry! Just like at the gas pump, whatever is unused goes back to your card. Should you exceed your limit, a push notification will be sent to your phone, letting you approve a higher limit while you are still at the venue. Should you ever be unhappy with your experience, LEVELS is there for the rescue. Using the LEVELS app, you can dispute any bill within 24 hours after receipt. Go to levels.one and use our map to find a place offering a benefit that makes you want to Get Up and Go!

The Market - Video Transcript

Now, this is an interesting section. 63 billion dollars! That's a HUGE number, and we're still a relatively small company. Now, usually when you're a relatively small company, and you're trying to take on a HUGE market, you have relatively small chances of actually gaining the market share you're going for. Now, let me explain to you where we came up with that number. About 13.3 million businesses, in the U.S., do not advertise online yet. However, we see the 16 million businesses who do spend about 4.8 thousand dollars- per year- on advertising. That comes out to about 63 billion dollars of the companies who are not advertising on line yet. LEVELS offers its services to hotels, spas, fueling stations, but, absolutely also restaurants. Now, instead of trying to take over every single little market, we are going for one market where we believe we have the greatest chance of success. Restaurants have small margins, they are usually decentralized and have a hard time marketing in their markets and measuring their success. Now LEVELS predicts revenue for restaurants. It doesn't make them even have to create a campaign. And we just tell them, "You know what? We will be able to send you 500 dollars in business. Would you like it? Yes or no? And we will only charge you a fee if we actually send you the revenue." We believe that we have a tremendous chance of success of gaining a large market share in this tiny portion of the 60 billion dollar market, quickly. Once we have done that, we're going to move on to the other verticals in that industry.

Overview Video Transcript

LEVELS is a vertically integrated social network. What vertically integrated means is described in a little more detail in the paragraph down below. We think of vertical integration, for a social network, that you can find out what your friends are doing, you can read reviews of people who have been to places. You can chat with individuals. But, you can also chat with an entire group of people. You can have your own profile-your own social profile-where you can see who follows you, or who mutually follows you ... where you are in groups, which we call "Badges!" In those groups, you can see who, from your friend list, has that group, and who from your phone book is in it. Then, that there are communities of people using the same group as you do, again, which we call "Badges." But then we super charge those groups, and give badge holders ... perks! The idea behind that is that every badge is only available once when the network has a president and a board and you have to be admitted to a badge in order to get access to the communities and the perks it listed. We don't expect you to use the badge perks like a coupon . Again, in the sense of vertical integration, you go to the LEVELS map. Not only can you see the best places available in your city, you can open them up in the LEVELS app right away, see users who have actually used it, the reviews they left about the venue, and then, if you decide you want to go, you can tap, pay, and reserve with perks right away. What that does is it actually applies all the perks you're getting through the badges automatically. Don't worry if you missed a detail. I'm going to drill down in more depth in the videos down below.

How We Scale Revenue Video Transcript

When you create a new payment function for a platform. You not only have to solve the adoption issue by offering perks for users to use your payment platform. You also have to make sure that after they adopted it, those users can actually use the payment function in all of their favorite venues, otherwise it becomes irrelevant for them. Now, you have a chicken and the egg problem. You either may not have enough users in a city, you want to attack or you don't have enough venues listed in that city, so users can start using your app. So, how you going to solve that issue? Venues don't want to come on board, if you don't have enough users. And users don't want to use it, if you don't have enough venues. Well, on LEVELS: if your favorite place is not on there. You tap the trophy icon and you can see, earn 10% discovery credit for discovering a location. What that means is you can upload a picture and set the name of the location you are missing. And after you have done that, a post is generated, which looks like this. In this case, Vinzenz posted about the Arawan Thai Bistro in Las Vegas. And tagged add to LEVELS. When you tap on it you can see, Vinzenz discovered this location. We actually do this with every single location on LEVELS. Every location is discovered by a user, therefore we know there is demand in that specific city and 45 minutes after the user posted their add request, they can actually start using that location right away. The way we do this, is that we generate one time use credit card numbers, which our sales team uses to set up a reservation for the particular person at a venue which has just been listed. This may sound cumbersome. But if you think about it, other companies need to send hundreds of sales people around the world acquiring venues before they even turn any revenue. We are 100% laser focused on the venues which actually turn revenue. The way we do it is: we send revenue 10 to 15 times that way with our sales team.

And usually by the 10th time the venues ask us:

Hey don't you have an app?

Which makes it very easy to integrate with them. Finally to make it even more interesting for the venues to adopt our platform, we offer them a 1.5% transaction fee, which is actually lower than a credit card fee. Now you may wonder, how do we finance a 1.5% payment fee? Well pretty simply put, every time the user transacts at any venue around the world, we get their receipt and line itemize the receipt items on there.

We get tremendous data and again the vertical integration approach really comes into effect here. People who book and pay with LEVELS, also scroll through the news feed.

And we know who eats what and looks at which post. Therefore we are able to offset that payment fee with about 0.9% on our end, making it even more interesting for merchants to have their customers pay with LEVELS.

And therefore the merchants even onboard customers for us.

Since restaurants are used to this process of other people paying for other people's spending with a credit card number, we have a success rate of more than 99%. The users usually don't really feel a difference other than it takes a little bit longer to get the bill. Because once we get charged, the restaurants actually send us the bill via email and we upload it so the customer gets it the exact same way. Therefore we have a very smooth way of integrating new venues.

And because customers can discover locations, they have an incentive to bring new places to the LEVELS map.

What We Do Video Transcript

The name "Social Network" has the words "social" and "network" in it. Our name even has the word "payments" in it. So where does this leave us? If we look at perks and how they're created today, we usually find credit card companies or some sort of membership for companies, who hire people to find perks and create deals with companies, and list it for their members. Now naturally, that way, someone has to pay for these deals, or for these perks, and it's usually the customers. Also, that prevents us from having a platform which lists all perks for anyone in one platform, and of course also makes it slow to adapt to changes in the world. Now let me show you our approach to listing perks for people around the world. We understand that perks are not available to anyone. Otherwise, it wouldn't be a perk. In this case, I was in Beverly Hills, and I found this perk at a Sephora. It says, "Thank you, healthcare workers and first responders. Enjoy 10% off your entire purchase show your ID." Now, I can take this picture and post it to LEVELS, and anyone with a Nurses badge, or with a Firefighter badge, or a Police Officer badge, will be eligible to use this perk. And when they do, me, the poster, I will get followers- the people who used it- for posting this perk, and this incentivizes me to post perks on the platform. Therefore, it's a living system and can grow with the users using it.

The Business Model #1 (Sales of automated testimonial advertising) Video Transcript

Thank you for reading our entire sales page. And now looking at it how we're going to make money, the biggest and most important pillar of our revenue stream will be advertising. As I've said before, we want to attack the restaurant market first, because we can predict revenue easily for that market. Let's look at it one more time, because it's probably been a since you've seen the first video. So if you look at Kimberly Fisher's post about the Grand Salon Baccarat Hotel, we can find out, that this post generated $7,000 in revenue for the Baccarat Hotel. Now, a venue could just highlight that one post to try and get more customers, but that would still put them in a position, where they have to test ads. The LEVELS approach is, that we don't look at one post, but at many from customers. One thing we found out by showing ads to 10 million people, is that ads work the best on the first day. Or more specifically when they are seen for the first time by any user. If you think about it, that would mean that a marketing company has to create new ads every single day for one campaign. Usually, that's not how it works. Now, on a social network we have the tremendous advantage, that content is created almost all the time. So you are never short of a campaign image. It would take a long time to sort through all of them and find out how well one post performs, but that's what the LEVELS platform is for. We look at all postings about a venue, find out which posting works how well for which target group. And therefore we can predict, how much revenue we will be able to send to a business, based on the postings about them. So a business doesn't even have to make a campaign, AB test an ad, all we do is to tell them: listen, we can send you $500 in business, would you like it, yes or no? And we will only charge the merchant an advertising fee, if we actually deliver the revenue. What this system also allows us to do, is that we don't have to charge our customers by the view, but much rather base our charging model off of the type of revenue we are sending. So not only the amount, but also what type of revenue, meaning is it a hotel room or is it only a diet coke we are sending. So, based on that we can adjust our charging model and be much more profitable, than we would be, if we would just go off of views like all other platforms have to.

The Business Model #2 (Share of targeted brand-driven consumer Incentives) Video Transcript

Have I mentioned that we have a great detail of data on LEVELS? Let me show you what you can pull up on the LEVELS map. Let's say I wanted to find a restaurant which offers Dom Perignon by the glass, which is a rare thing to get. I could just look that up right there on LEVELS, and I see a list of locations, which does offer that. Now, that also means that we have that data, that we have that line-itemized information where which product is available, in what container size. We get that information from the checks of our customers, so we don't have to tap big databases. Our system learns that over time as more customers use it. We can use that data to create customer profiles to find out which customers consume certain products, but do not consume the same products other customers, with the same profile, consume. This sounds pretty complicated, but let me put it more simple: Let's say you're a champagne manufacturer, and LEVELS finds out that 80% of all men who order caviar also order a glass of champagne. But, they don't order your glass of champagne. Now, we have the opportunity to offer those people an incentive to order your product. We say, "Listen. If you order the Ruinart Champagne with this caviar, we'll give you 50 dollars LEVELS credit on this bill." The merchant doesn't even have to know that you're incentivized to try it. That way, we give manufacturers the opportunity to provide LEVELS credit to their perfect customer to try a new product. This is amazing because they don't have to hold events, and they get a perfect report on how many times it took a new customer to trial a new product until they adopted it. LEVELS takes a share of that LEVELS credit, which is being distributed, so that's a second stream of income.

The Business Model #3 (Participation in subscriptions sold by LEVELS Users) Video Transcript

This is the third and last revenue stream of LEVELS. This is something which is not released yet and we're currently working on. If you think about the structure of a badge, you'll find it's a community of people who qualified for a specific badge and get perks for holding that badge. What if we made it possible, for companies who sell subscriptions, to sell their subscription through LEVELS- through a LEVELS badge-and offer more perks for their subscribers than what they're offering just for what they're paying for? Or, alternatively, what if you are a big influencer, have a lot of following, and you wanted to give, let's say, a more exclusive content or, more perks, which are available because you have a big name, to subscribers of yours? Imagine you could monetize your lnstagram channel without having to do any shady business like other platforms offer.

Market Outlook Video Transcript

Jonas: Thank you very much for watching all of these videos. I know it's a lot to take in, but I would be so excited to have you on board. Now, when it comes to the outlook of our industry, I know there are many questions. But, I wanted to share a message, which Mr. Cherng had, in our interview. Thank you very much for watching, and I hope to see you soon!

Andrew Cherng: There are a lot of people want to travel and get out of their house. And I believe the Panda demand is there, and I hope that, I HOPE to see that very quickly. Thank you!

Jonas: I think we're sharing a vision there.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LEVELS NETWORK, INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF APRIL, A.D. 2021, AT 11:08 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3955939 8100
SR# 20211199849

Authentication: 202909160
Date: 04-07-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:08 PM 04/06/2021
FILED 11:08 PM 04/06/2021
SR 20211199849 - File Number 3955939

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LEVELS NETWORK, INC.

The present name of the corporation is "LEVELS Network, Inc." The Corporation was incorporated under the name "LEVELS Network, Inc." by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on October 23, 2020. This Amended and Restated Certificate of Incorporation of the corporation, which both restates and further amends the provisions of the corporation's certificate of incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware and by the written consent of its stockholders in accordance with Section 228 of the General Corporation Law of the State of Delaware. The certificate of incorporation of the corporation is hereby amended and restated to read in its entirety as follows:

FIRST. The name of the corporation is LEVELS Network, Inc. (the "Corporation").

SECOND. The address of the Corporation's registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is five million and six-hundred and fifty thousand (5,650,000) shares, divided into two classes as follows: (a) five million and one-hundred and fifty thousand (5,150,000) shares of Common Stock, par value $0.00001 per share (the "Common Stock"), divided into three series, consisting of (i) three million (3,000,000) shares of Voting Common Stock, par value $0.00001 per share ("Voting Common Stock"), (ii) two million (2,000,000) shares of Nonvoting Common Stock, par value $0.00001 per share ("Nonvoting Common Stock"), and (iii) one hundred and fifty thousand (150,000) shares of Incentive Common Stock, par value $0.00001 per share ("Incentive Common Stock"); and (b) five hundred thousand (500,000) shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock").

The powers (including voting powers), if any, preferences and relative, participating, optional, special and other rights, if any, and the qualifications, limitations and restrictions, if any, of each series of the Common Stock are as follows:

(A) Voting Common Stock.

(1) Ranking. Except as otherwise expressly provided in this Certificate of Incorporation (as amended or amended and restated from time to time and including any certificate filed with the Secretary of State of the State of Delaware establishing a series of Preferred Stock, this "Certificate of Incorporation"), the powers (including voting powers), if any, preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations and restrictions, if any, of the holders of shares of Voting Common Stock

and holders of shares of Nonvoting Common Stock and Incentive Common Stock shall be in all respects identical.

(2) Voting. Except as may otherwise be provided in this Certificate of Incorporation or by applicable law, (a) each holder of Voting Common Stock, as such, shall be entitled to one (1) vote for each share of Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and (b) no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof; provided, however, that except as may otherwise be required by applicable law, each holder of Voting Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock (including, without limitation, the powers (including voting powers), if any, preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations and restrictions, if any, of such series of Preferred Stock), if the holders of such affected series are entitled, either voting separately as a single class or together as a class with the holders of any other outstanding series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or the General Corporation Law of the State of Delaware. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock then outstanding that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware, without the separate vote of the holders of the Common Stock as a class.

(3) Dividends. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation in its discretion shall determine.

(4) Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (A)(4).

(B) Nonvoting Common Stock.

(1) Ranking. Except as otherwise expressly provided in this Certificate of Incorporation, the powers (including voting powers), if any, preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations and

restrictions, if any, of the holders of shares of Nonvoting Common Stock and holders of shares of Voting Common Stock and Incentive Common Stock shall be in all respects identical.

(2) Voting. No holder of Nonvoting Common Stock, as such, shall be entitled to any voting powers in respect thereof.

(3) Dividends. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation in its discretion shall determine.

(4) Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (B)(4).

(5) Automatic Conversion of Nonvoting Common Stock.

1. Automatic Conversion.

a. Upon the date and time of the occurrence of Milestone 1, then such shares of Nonvoting Common Stock which, as a result of the achievement of such Milestone 1, cease to be subject to a redemption or repurchase restriction pursuant to a stock restriction agreement with the Corporation, and are equal in number to the greater of (i) twenty percent (20%) of the then authorized number of shares of Nonvoting Common Stock or (ii) 400,000 (provided, that, in each case, if such number is greater than the number of the then issued and outstanding shares of Nonvoting Common Stock, then such number shall be reduced to equal the number of the then issued and outstanding shares of Nonvoting Common Stock), shall automatically, and without any action on the part of the Corporation or the holder(s) thereof, be converted into fully-paid and non-assessable shares of Voting Common Stock, with each such share of Nonvoting Common Stock to be converted into one (1) fully-paid and non-assessable share of Voting Common Stock; provided, that, if the date and time of the occurrence of Milestone 1 is not on or before 11:59:59 p.m. (Pacific Time) on the day which is the 9 month anniversary of the date on which the Corporation first received funds pursuant to its offering and sale of Voting Common Stock under (i) Regulation A (commonly referred to as Regulation A+) under the Securities Act of 1933, as amended (the "Securities Act") and/or (ii) other equity-based financing or financings, either (i) and/or (ii) generating gross proceeds of at least $15.0 million in the aggregate, whichever occurs first (the "Milestone 1 Deadline"), then no shares of Nonvoting Common Stock shall be converted to Voting Common Stock pursuant to this Paragraph (B)(5)(1)(a) notwithstanding any occurrence of Milestone 1 any time after the Milestone 1 Deadline. "Milestone 1" means within any rolling consecutive 30-day period at least 500,000 unique users must have logged on to "LEVELS" through one of the Corporation's clients (iOS/Android App or Web) at least once during such period, as recorded in the Corporation's database.

b. Upon the date and time of the occurrence of Milestone 2, then such shares of Nonvoting Common Stock which, as a result of the achievement of such Milestone 2, cease to be subject to a redemption or repurchase restriction pursuant to a stock restriction agreement with the Corporation, and are equal in number to the greater of (i) twenty percent (20%) of the then authorized number of shares of Nonvoting Common Stock or (ii) 400,000 (provided, that, in each case, if such number is greater than the number of the then issued and outstanding shares of Nonvoting Common Stock, then such number shall be reduced to equal the number of the then issued and outstanding shares of Nonvoting Common Stock), shall automatically, and without any action on the part of the Corporation or the holder(s) thereof, be converted into fully-paid and non-assessable shares of Voting Common Stock, with each such share of Nonvoting Common Stock to be converted into one (1) fully-paid and non-assessable share of Voting Common Stock; provided, that, if the date and time of the occurrence of Milestone 2 is not on or before 11:59:59 p.m. (Pacific Time) on the day which is the 21 month anniversary of the date on which the Corporation first received funds pursuant to its offering and sale of Voting Common Stock under (i) Regulation A (commonly referred to as Regulation A+) under the Securities Act and/or (ii) other equity-based financing or financings, either (i) and/or (ii) generating gross proceeds of at least $15.0 million in the aggregate, whichever occurs first (the "Milestone 2 Deadline"), then no shares of Nonvoting Common Stock shall be converted to Voting Common Stock pursuant to this Paragraph (B)(5)(1)(b) notwithstanding any occurrence of Milestone 2 any time after the Milestone 2 Deadline. "Milestone 2" means within any rolling consecutive 7-day period an average overall daily transaction volume of $3,000,000 or more must have been achieved by users utilizing the payment function on "LEVELS" through one of the Corporation's clients (iOS/Android App or Web), as recorded in the Corporation's database.

c. Upon the date and time of the occurrence of Milestone 3, then such shares of Nonvoting Common Stock which, as a result of the achievement of such Milestone 3, cease to be subject to a redemption or repurchase restriction pursuant to a stock restriction agreement with the Corporation, and are equal in number to the greater of (i) twenty percent (20%) of the then authorized number of shares of Nonvoting Common Stock or (ii) 400,000 (provided, that, in each case, if such number is greater than the number of the then issued and outstanding shares of Nonvoting Common Stock, then such number shall be reduced to equal the number of the then issued and outstanding shares of Nonvoting Common Stock), shall automatically, and without any action on the part of the Corporation or the holder(s) thereof, be converted into fully-paid and non-assessable shares of Voting Common Stock, with each such share of Nonvoting Common Stock to be converted into one (1) fully-paid and non-assessable share of Voting Common Stock; provided, that, if the date and time of the occurrence of Milestone 3 is not on or before 11:59:59 p.m. (Pacific Time) on the day which is the 26 month anniversary of the date on which the Corporation first received funds pursuant to its offering and sale of Voting Common Stock under (i) Regulation A (commonly referred to as Regulation A+) under the Securities Act and/or (ii) other equity-based financing or financings, either (i) and/or (ii) generating gross proceeds of at least $15.0 million in the aggregate, whichever occurs first (the "Milestone 3 Deadline"), then no shares of Nonvoting Common Stock shall be converted to Voting Common Stock pursuant to this Paragraph (B)(5)(1)(c) notwithstanding any occurrence of Milestone 3 any time after the Milestone 3 Deadline. "Milestone 3" means within any rolling consecutive 7-day period an average daily advertising and/or subscription transaction volume in the aggregate of $1,000,000 or more must have been achieved by third-party merchants purchasing and/or deploying advertising and users purchasing subscriptions on "LEVELS", as recorded in the Corporation's database.

d. Upon the date and time of the occurrence of Milestone 4, then such shares of Nonvoting Common Stock which, as a result of the achievement of such Milestone 4, cease to be subject to a redemption or repurchase restriction pursuant to a stock restriction agreement with the Corporation, and are equal in number to the greater of (i) twenty percent (20%) of the then authorized number of shares of Nonvoting Common Stock or (ii) 400,000 (provided, that, in each case, if such number is greater than the number of the then issued and outstanding shares of Nonvoting Common Stock, then such number shall be reduced to equal the number of the then issued and outstanding shares of Nonvoting Common Stock), shall automatically, and without any action on the part of the Corporation or the holder(s) thereof, be converted into fully-paid and non-assessable shares of Voting Common Stock, with each such share of Nonvoting Common Stock to be converted into one (1) fully-paid and non-assessable share of Voting Common Stock; provided, that, if the date and time of the occurrence of Milestone 4 is not on or before 11:59:59 p.m. (Pacific Time) on the day which is the 38 month anniversary of the date on which the Corporation first received funds pursuant to its offering and sale of Voting Common Stock under (i) Regulation A (commonly referred to as Regulation A+) under the Securities Act and/or (ii) other equity-based financing or financings, either (i) and/or (ii) generating gross proceeds of at least $15.0 million in the aggregate, whichever occurs first (the "Milestone 4 Deadline"), then no shares of Nonvoting Common Stock shall be converted to Voting Common Stock pursuant to this Paragraph (B)(5)(1)(d) notwithstanding any occurrence of Milestone 4 any time after the Milestone 4 Deadline. "Milestone 4" means the filing of a Form S-1, Registration Statement under the Securities Act (or any successor form or document with the same purpose) by the Corporation (or any successor to the Corporation).

e. Upon the date and time of the occurrence of Milestone 5, then such shares of Nonvoting Common Stock which, as a result of the achievement of such Milestone 5, cease to be subject to a redemption or repurchase restriction pursuant to a stock restriction agreement with the Corporation, and are equal in number to the greater of (i) twenty percent (20%) of the then authorized number of shares of Nonvoting Common Stock or (ii) 400,000 (provided, that, in each case, if such number is greater than the number of the then issued and outstanding shares of Nonvoting Common Stock, then such number shall be reduced to equal the number of the then issued and outstanding shares of Nonvoting Common Stock), shall automatically, and without any action on the part of the Corporation or the holder(s) thereof, be converted into fully-paid and non-assessable shares of Voting Common Stock, with each such share of Nonvoting Common Stock to be converted into one (1) fully-paid and non-assessable share of Voting Common Stock; provided, that, if the date and time of the occurrence of Milestone 5 is not on or before 11:59:59 p.m. (Pacific Time) on the day which is the 44 month anniversary of the date on which the Corporation first received funds pursuant to its offering and sale of Voting Common Stock under (i) Regulation A (commonly referred to as Regulation A+) under the Securities Act and/or (ii) other equity-based financing or financings, either (i) and/or (ii) generating gross proceeds of at least $15.0 million in the aggregate, whichever occurs first (the "Milestone 5 Deadline"), then no shares of Nonvoting Common Stock shall be converted to Voting Common Stock pursuant to this Paragraph (B)(5)(1)(e) notwithstanding any occurrence of Milestone 5 any time after the Milestone 5 Deadline. "Milestone 5" means the public announcement by the Corporation of the date of an initial public offering of the capital stock of the Corporation on a national securities exchange.

f. Each of Milestone 1, Milestone 2, Milestone 3, Milestone 4 and Milestone 5 (collectively, the "Milestones" and each, a "Milestone") can be achieved individually and does not have to be achieved consecutively. The failure to achieve any Milestone, or to achieve any Milestone by the applicable deadline, shall not affect any previously achieved Milestone or the ability to achieve any other Milestone.

g. The conversion of any shares of Nonvoting Common Stock to Voting Common Stock in accordance with this Paragraph (B)(5) shall be converted ratably amongst the holders of Nonvoting Common Stock in proportion to the number of shares of Nonvoting Common Stock held by them.

h. Immediately prior to the consummation of a Change of Control, each of the then issued and outstanding shares of Nonvoting Common Stock shall automatically be, and without any action on the part of the Corporation or the holder thereof, be converted into one (1) fully-paid and non-assessable share of Voting Common Stock. "Change of Control" means: (i) a sale of all or substantially all of the assets of the Corporation or (ii) the acquisition of more than fifty percent (50%) of the voting power of the outstanding securities of the Corporation by any person or entity by means of any transaction or series of related transactions (including, without limitation, reorganization, merger, consolidation or otherwise) unless the Corporation's stockholders of record as constituted immediately prior to such acquisition will, immediately after such acquisition (by virtue of their continuing to hold such stock and/or their receipt in exchange therefor of securities issued as consideration for the Corporation's outstanding stock), hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity in substantially the same proportions as their holdings of the voting power of the Corporation immediately prior to such acquisition; provided, however, that no transaction or series of transactions of which the primary purpose is to raise capital for the Corporation (as determined by the Board in good faith) shall constitute a Change of Control.

2. Mechanics of Conversion. All holders of record of shares of Nonvoting Common Stock as of the date and time of the occurrence of any Milestone or Change of Control shall be sent written notice of such Milestone or Change of Control and the place designated for the surrender of certificates evidencing shares of Nonvoting Common Stock converted pursuant to this Paragraph (B)(5). Such notice need not be sent in advance of the occurrence of a Milestone or Change of Control. Upon receipt of such notice, each holder of shares of Nonvoting Common Stock evidenced by a certificate or certificates shall surrender his, her or its certificate or certificates for the shares of Nonvoting Common Stock to be converted (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to

the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the date and time of the occurrence of any Milestone or Change of Control and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) representing Nonvoting Common Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates evidencing the number of full shares of Voting Common Stock issuable on such conversion in accordance with the provisions of this Paragraph (B)(5) and (b) pay cash as provided in Paragraph (B)(5)(2)(5) in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Nonvoting Common Stock converted.

3. Adjustments. In the event that at any time or from time to time after May 1, 2021, the Corporation effects a subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Voting Common Stock into a greater or lesser number of shares without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the outstanding shares of Nonvoting Common Stock, then and in each such event, the share(s) of Voting Common Stock to be received upon conversion of shares of Nonvoting Common Stock pursuant to this Paragraph (B)(5) shall be proportionately increased or decreased, as applicable

4. Reservation of Shares of Voting Common Stock Issuable Upon Conversion. The Corporation shall at all times keep reserved, free from preemptive rights, out of its authorized but unissued shares of Voting Common Stock, or shares held in treasury, sufficient shares of Voting Common

Stock to provide for the conversion of Nonvoting Common Stock as required by this Certificate of Incorporation.

5. No Fractional Shares. No fractional shares of Voting Common Stock shall be issued upon conversion of any shares of Nonvoting Common Stock pursuant to this Paragraph (B)(5). In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Nonvoting Common Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

6. Status of Converted Shares. If any share of Nonvoting Common Stock is converted in any manner whatsoever, the share of Nonvoting Common Stock so converted shall, to the fullest extent permitted by applicable law, be retired and cancelled upon such conversion, and shall not be reissued as a share of Nonvoting Common Stock.

(C) Incentive Common Stock.

(1) Ranking. Except as otherwise expressly provided in this Certificate of Incorporation, the powers (including voting powers), if any, preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations and restrictions, if any, of the holders of shares of Incentive Common Stock and holders of shares of Voting Common Stock and Nonvoting Common Stock shall be in all respects identical.

(2) Voting. No holder of Incentive Common Stock, as such, shall be entitled to any voting powers in respect thereof.

(3) Dividends. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, dividends may be declared and paid on the Common Stock at such times and in such amounts as the Board of Directors of the Corporation in its discretion shall determine.

(4) Liquidation Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any liquidation, dissolution or winding up of the Corporation, the holders of the Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale or conveyance of all or

any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a voluntary or involuntary liquidation or dissolution or winding up of the Corporation within the meaning of this Paragraph (C)(4).

(D) Preferred Stock. The Board of Directors of the Corporation is hereby expressly authorized, by resolution or resolutions thereof, to provide out of the unissued shares of Preferred Stock for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series. The designations, powers, preferences and relative, participating, optional, special and other rights of each series of Preferred Stock, if any, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series of Preferred Stock at any time outstanding. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the General Corporation Law of the State of Delaware, without the separate vote of the holders of the Preferred Stock as a class.

FIFTH. Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

SIXTH. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

SEVENTH. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any amendment, modification, repeal or elimination of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification, repeal or elimination.

EIGHTH. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article Ninth.

IN WITNESS WHEREOF, the undersigned has executed and acknowledged this Amended and Restated Certificate of Incorporation this 5th day of April, 2021.

LEVELS NETWORK, INC.

By:____________________________

Name: Jonas Frey

Title: CEO